Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

KingsCrowd, Inc.
101 Glen Lennox Drive
Chapel Hill, NC 27517
https://kingscrowd.com/

Up to $3,999,999.00 in Class A Common Stock at $0.29
Minimum Target Amount: $9,999.78

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: KingsCrowd, Inc.
Address: 101 Glen Lennox Drive, Chapel Hill, NC 27517
State of Incorporation: DE
Date Incorporated: December 14, 2017

Terms:

Equity

Offering Minimum: $9,999.78 | 34,482 shares of Class A Common Stock
Offering Maximum: $3,999,999.00 | 13,793,100 shares of Class A Common Stock
Type of Security Offered: Class A Common Stock
Purchase Price of Security Offered: $0.29
Minimum Investment Amount (per investor): $500.54

*Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.

Investment Incentives and Bonuses*

Loyalty Bonus - As a valued previous supporter or newsletter subscriber of KingsCrowd, you qualify for 10% bonus shares.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive 5% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 10% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 12% bonus shares

Early Bird 4: Invest $25,000+ within the first 2 weeks and receive 13% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks and receive 15% bonus shares

Flash Perk 1: Invest $2,500+ between day 30-35 and receive 5% bonus shares

Flash Perk 2: Invest $2,500+ between day 55-60 and receive 5% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $500+ and receive 1 free month of Edge subscription for new subscribers

Tier 2 Perk: Invest $1,000+ and receive 3 free months of Edge subscription + 5% bonus shares.

Tier 3 Perk: Invest $5,000+ and receive 6 months free Edge subscription + 7% bonus shares.

Tier 4 Perk: Invest $10,000+ and receive 1 year free Edge subscription + 10% bonus shares.

Tier 5 Perk: Invest $25,000+ and receive 1 year Edge + 50% off minimum investment on KC Capital Fund + 12% bonus shares.

Tier 6 Perk: Invest $50,000+ and receive 2 year Edge subscription + 50% off on KC Capital fund investment minimum + 50% reduction in carry fees + 15% bonus shares.

*Edge Subscription: Kingscrowd Edge gives you exclusive access to our research, data, and tools to support your startup investing journey. Our Ratings, Analyst Reports, and Exits & Failures help you find, research, and track companies you're interested in.

The 10% StartEngine Venture Club Bonus

KingsCrowd will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $0.29 / share, you will receive 110 shares of Class A Common Stock, meaning you'll own 110 shares for $29. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

Booked Sales Disclosure

*Booked sales includes all cash-based revenues and the full value of all contracts signed for in 2025 that are obligated to be paid for. However due to accrual based accounting and how our advisory contracts are accounted for several booked sales will first appear as deferred revenue, accounts receivables or as unrecognized revenue liabilities until contracts are complete. More details follow: Booked sales include subscription revenues (including annual and monthly), data sales (including annual and monthly licenses) and all advisory contracts that have been signed for. However, annual contracts for subs and data licenses are realized over 1 year meaning $150 for an annual contract sold in December will be realized as $12.50 in 2025 and the remaining will be realized in 2026. In accrual based accounting these items will be included on the balance sheet as deferred revenue, not as revenue in 2025. Additionally for advisory contracts such as our Form 1-A offering, clients will sign up typically at a rate of $65,000. However, they will only pay a portion upfront and the remaining amount at time of qualification, which can be 3-9 months later. Only first payments will be included in revenues with the remaining going into an unrecognized revenue category in the liabilities section of our balance sheet. Additionally, any payments we have invoiced to clients but have not yet received will be recognized as an asset on the balance sheet as an accounts receivable but not yet as revenue.

The Company and its Business

Company Overview

Company Overview

KingsCrowd serves as a one-stop solution for data, advisory, and capital allocation, KingsCrowd has established itself as a definitive resource for the Regulation Crowdfunding and Regulation A markets. KingsCrowd includes a comprehensive data-driven platform that powers the burgeoning digital private capital markets. Over the past seven years, KingsCrowd has built one of the most robust private equity database in the United States, offering standardized financial data on nearly 10,000 private companies. By leveraging AI technology, KingsCrowd delivers actionable insights to retail investors, institutions, and founders. KingsCrowd also provides advisory services for founders seeking to enter the crowdfunding space.

Business Model

KingsCrowd operates a multi-faceted business model that caters to consumers, institutions, and platforms within the private markets ecosystem. Revenue streams include subscriptions to data and analytics tools, advisory services for founders, and institutional data licensing. Additionally, the company has diversified by launching KingsCrowd Capital, a fund designed to provide unique investment opportunities. KingsCrowd also generates income through virtual and live sponsored events focused on alternative investing.

Intellectual Property

We believe that KingsCrowd's proprietary database is its core competitive advantage. The database aggregates real-time and historical data on private companies, including SEC filings, funding platform APIs, and crowdsourced user insights. This dataset provides comprehensive, accurate financial information and performance tracking, making KingsCrowd a prominent source of industry data. The company's technology also includes AI-powered analytics and valuation tools that deliver unique insights into market trends and company performance.

Corporate Structure

KingsCrowd, Inc. was initially organized as Kings Crowd LLC, a Delaware limited liability company on December 14, 2017 and converted to a Delaware corporation on December 29, 2020.

The company has grown both organically as well as through the acquisitions of assets of other companies.

The company offers the following services:

- subscription based research and data tools into online private markets;

- Historical databases of the Regulation CF and Regulation A industry as well as API access to the Kingscrowd database;

- an investor relations portal, a free tool that helps companies templatize and streamline investor communications to their crowdfunding investors;

- online training and educational tools; and

- sponsorships.

In addition, KingsCrowd operates through the following operating subsidiaries:

- Kingscrowd Advisory, Inc. (“CrowdCheck”) – CrowdCheck is an advisory firm providing due diligence and compliance services for Regulation CF, Regulation A and Regulation D offerings. The company began offering these services in April 2025, after it purchased certain assets related to the due diligence and compliance services business operated by CrowdCheck, Inc., including, but are not limited to, intellectual property, contractual rights, goodwill, customer lists, and operational records. The company facilitates legal advisory services to clients through our relationship with CrowdCheck Law LLP.*

- Lawbot LLC - Under its “Raisepapers” brand, the company offers founders a suite of tools, most notably software-based solutions for creating drafts of Form Cs, Form 1-As and private placement memoranda suitable for Regulation D offerings as well as Form C-ARs. The company began offering these services in 2023, when it purchased a 50.1% stake in LawBot LLC (“LawBot”). The company currently has the option to purchase the remaining interest in LawBot.

- Kingscrowd Capital LLC - The company offers accredited investors the opportunity to invest in a diversified fund.

*CrowdCheck Law LLP also provides services to StartEngine.

Competitors and Industry

Competitors

KingsCrowd competes with major players in the financial data industry, such as PitchBook and Bloomberg, as well as smaller niche platforms focusing on private equity and crowdfunding. However, KingsCrowd's real-time, standardized financial data on private companies sets it apart. Unlike traditional platforms, KingsCrowd's data is specifically tailored to the fast-growing Regulation Crowdfunding and Regulation A markets, offering unique insights into this emerging asset class. In addition for our advisory and Raisepaper services we compete with various vendors in the space, including for Regulation Crowdfunding many of the crowdfunding intermediaries who have their own internal drafting tools.

Industry

The online private equity and debt markets are experiencing positive growth, with the sector projected to reach $13 trillion in transactions over the next decade. Trends driving this growth include companies staying private longer, the rise of retail investors, and regulatory advancements such as the JOBS Act and Reg CF updates. As a leader in the space, we believe we are well-positioned to capitalize on these shifts and solidify its role as the go-to data provider in this evolving industry.

Current Stage and Roadmap

Current Stage

Through organic growth as well as through acquisitions, the company continues to grow and increase the scope of its services. It continues to offer and develop its flagship data and analytic tools as well as providing a range of advisory as well as technology driven services to meet the needs of the various stakeholders in the private markets ecosystem.With a growing team of twenty three full time employees and a proven product-market fit, KingsCrowd is actively investing in outbound sales, marketing, and R&D to enhance its platform and scope of its services.

Future Roadmap

KingsCrowd aims to scale its operations by hiring dedicated sales and marketing teams to accelerate growth across its consumer and advisory segments. The company plans to launch new subscription tiers, develop advanced performance-tracking tools, and introduce a differentiated fund product.

THIS OFFERING DOCUMENT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT”, “CAN” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE

SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

The Team

Officers and Directors

Name: Chris Lustrino

Chris Lustrino's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer, Principal Accounting Officer, Principal Financial Officer, Director
  Dates of Service: May, 2018 - Present
  Responsibilities: Chris is the founder and CEO of KingsCrowd Inc., responsible for the strategy, growth and team management. He receives an annual salary of $142,000.

Other business experience in the past three years:

- Employer: Players TV
  Title: Advisor
  Dates of Service: August, 2022 - Present
  Responsibilities: Chris helps Players TV navigate capital raising strategy on an as needed basis, typically two to three times a quarter.

Other business experience in the past three years:

- Employer: raisepapers
  Title: President
  Dates of Service: February, 2023 - Present
  Responsibilities: Chris runs sales and strategy for raisepapers, a majority owned subsidiary of Kingscrowd, Inc.

Other business experience in the past three years:

- Employer: The Kernel
  Title: Advisor
  Dates of Service: October, 2024 - Present
  Responsibilities: Chris helps this organization navigate the RegCF space with knowledge sharing and industry connections.

Other business experience in the past three years:

- Employer: Smile Dating App
  Title: Advisor
  Dates of Service: November, 2021 - November, 2022
  Responsibilities: Chris helped Smile navigate capital raising strategy.

Name: Cecilia Lenk

Cecilia Lenk's current primary role is with Netcapital, Inc.. Cecilia Lenk currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: May, 2018 - Present
  Responsibilities: Cecilia is on the board and helps to manage the board alongside Chris Lustrino and Daniel Waterman. She does not receive cash compensation.

Other business experience in the past three years:

- Employer: Netcapital, Inc.
  Title: CEO, Netcapital Advisors Inc.
  Dates of Service: November, 2020 - Present
  Responsibilities: Cecilia leads the Netcapital Advisors business as Chief Executive.

Name: Daniel Waterman

Daniel Waterman's current primary role is with Coldwell Banker Residential Real Estate. Daniel Waterman currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: May, 2018 - Present
  Responsibilities: Daniel assists on the board alongside Chris Lustrino and Cecilia Lenk. Daniel does not receive cash compensation. Daniel is the majority shareholder owner of the Company.

Other business experience in the past three years:

- Employer: Coldwell Banker Residential Real Estate
  Title: Realtor
  Dates of Service: December, 2015 - Present
  Responsibilities: Assist clients with the purchase and sale of homes.

Name: Brian James Belley

Brian James Belley's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Technical Officer
  Dates of Service: February, 2026 - Present
  Responsibilities: CTO - in charge of the technical roadmap, product direction, and running the tech team to deliver products and services across the various lines of business at Kingscrowd.

- Position: VP of Product
  Dates of Service: July, 2021 - Present
  Responsibilities: Led the product strategy & roadmap for company

Other business experience in the past three years:

- Employer: Crowdfunding Professional Association
  Title: Board of Directors - President
  Dates of Service: March, 2020 - Present
  Responsibilities: I currently serve as incoming President (2026) on the Board of Directors. Duties include running bi-monthly board meetings, representing the CfPA at industry events, helping to organize and put on educational webinars and our annual in-person summit, and giving daily direction to our part-time community coordinator.

Other business experience in the past three years:

- Employer: New England FIRST
  Title: Board of Directors
  Dates of Service: May, 2020 - Present
  Responsibilities: I sit on the Finance Committee and on the Board of Directors for New England FIRST - a non-profit focused on youth STEM programs in New England for FIRST Robotics.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

We may not have enough capital as needed and may be required to raise more capital
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to

the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with Voting Rights
The Class A Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation Crowdfunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We are an early stage company and have not yet generated any profits
KingsCrowd was formed on December 14, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. KingsCrowd, Inc. has incurred a net loss since inception. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.. If you are investing in our company, it's because you think that KingsCrowd is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth

opportunities in the future.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to programmers, accountants, lawyers, public relations firms, and advertisers. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Risk associated with acquisition-driven growth

We have grown (and plan to continue growing) through acquisitions, which may expose us to several risks. We may struggle to integrate acquired businesses, including their operations, technologies, and personnel and acquisitions may lead to unanticipated liabilities or costs, For instance, in 2025, we acquired the business of Crowd Diligence Inc. and certain assets of CrowdCheck, Inc.,and as we continue to integrate those operations, we may encounter challenges, including aligning business processes, systems, and corporate cultures. Successfully managing these integration efforts has and will require significant time and resources, and any delays or inefficiencies could impact our operations and financial performance. Additionally, the assumption of debt and issuance of shares as consideration for these acquisitions has increased our debt burden as well as resulted in dilution to existing stockholders, both of which may affect the market value of our stock. There is no guarantee that the expected benefits of these acquisitions and future acquisitions will be realized as anticipated.

Our acquisitions have included a significant debt obligation, which could strain our liquidity and limit future strategic options.
As part of our acquisitions in 2025, we issued promissory notes as well as provided warrants. Specifically, the CrowdCheck asset purchase included the issuance of two promissory notes: (1) a $4,000,000 promissory note to the owner of CrowdCheck which has monthly payments tied to net income and offering proceeds and (2) a $500,000 promissory note which matures in April 2026 to an existing investor in KingsCrowd. See, "Indebtedness" and "Related Party Transactions." In addition, we have issued warrants to that KingsCrowd investor in connection with this purchase as well as convertible promissory notes in connection with the Crowd Diligence acquisition. These obligations could impair our ability to raise capital, invest in growth, or respond to business challenges. If revenues underperform, we may face challenges meeting our repayment schedule. In addition, the warrants can dilute investors in our company.

There is no assurance that the acquired business will perform as expected or generate anticipated revenues.
The future performance of the acquired assets depends on multiple factors, including client retention, regulatory shifts, and market demand for compliance services. Historical performance may not be indicative of future results, and actual outcomes may differ materially from our expectations.

The success of the acquired business may depend on certain individuals, and we may not be able to retain them.
Our ability to realize the value of the acquisition may depend on retaining key individuals associated with the acquired business, including subject matter experts in exempt offerings. If we are unable to retain or replace such talent, it may affect client relationships and service delivery.

Multiple Business Lines Complexity and Conflicts of Interest.
The Company operates multiple business lines within the private company space. Managing several different businesses simultaneously strains management attention and resources. The founder and small team must divide focus among competing priorities, potentially resulting in underperformance in one or more areas. Hiring specialized personnel for each segment may exceed available financial resources.

Limited Insurance Coverage.
We maintain only limited insurance, and our policies may not cover all potential liabilities or losses. Claims or events that exceed our coverage, fall within exclusions, or are uninsured could require significant out-of-pocket costs and materially affect our financial condition.

Dependence on CEO.
We rely heavily on our CEO, Chris Lustrino, for key operational, strategic, and compliance functions, and we do not carry key-person insurance. If our CEO becomes unavailable or leaves the company, our business and growth plans could be materially harmed.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Nantascot LLC (Majority Owned and Managed by Daniel Waterman)	8,384,865	Class B Common Stock	41.33%

The Company's Securities

The Company has authorized Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 13,793,100 of Class A Common Stock.

Class A Common Stock

The amount of security authorized is 150,000,000 with a total of 86,883,079 outstanding.

Voting Rights

One vote per share. Please see voting rights in this offering below which contain a voting proxy.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Stock Options & Warrants

The total amount outstanding includes 3,300,000 shares to be issued pursuant to warrants reserved for issuance.

The total amount outstanding does not include 8,451,404 shares to be issued pursuant to shares reserved for issuance under the Company's stock plan.

Under our certificate of incorporation, the Class A common stock and Class B common stock are identical in all respects, except that each share of Class A common stock is entitled to one vote per share and each share of Class B common stock is entitled to ten votes per share. The two classes of common stock generally vote together as a single class on all matters submitted to a vote of our stockholders, except as otherwise required by law and our certificate of incorporation. The two classes of common stock participate ratably, meaning that each share of common stock is treated equally, with respect to dividends and distributions declared by the board of directors and in any distribution of our assets available for distribution to our stockholders upon any liquidation or winding up of our Company. Each outstanding share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock, and will convert automatically into one share of Class A common stock on certain other events.

Class B Common Stock

The amount of security authorized is 15,000,000 with a total of 12,427,839 outstanding.

Voting Rights

10 votes per share.

Material Rights

Under our certificate of incorporation, the Class A common stock and Class B common stock are identical in all respects, except that each share of Class A common stock is entitled to one vote per share and each share of Class B common stock is entitled to ten votes per share. The two classes of common stock generally vote together as a single class on all matters submitted to a vote of our stockholders, except as otherwise required by law and our certificate of incorporation. The two classes of common stock participate ratably, meaning that each share of common stock is treated equally, with respect to dividends and distributions declared by the board of directors and in any distribution of our assets available for distribution to our stockholders upon any liquidation or winding up of our Company. Each outstanding share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock, and will convert automatically into one share of Class A common stock on certain other events.

What it means to be a minority holder

As a minority holder of Class A Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Additionally, this valuation calculation does not take into account certain securities that may be issued in the near future by the Company. Please refer to the Company Securities section and the company risk factors to further understand how this may impact your investment.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $775,000.00
  Number of Securities Sold: 775,000
  Use of proceeds: General operations
  Date: December 15, 2022
  Offering exemption relied upon: 506(c)
- Name: Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $976,250.00
  Number of Securities Sold: 6,101,562
  Use of proceeds: General operations
  Date: February 01, 2024

Offering exemption relied upon: 506(c)

- Name: Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $308,721.00
  Number of Securities Sold: 1,927,631
  Use of proceeds: General operations
  Date: April 30, 2024
  Offering exemption relied upon: Regulation CF

- Name: Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $743,200.00
  Number of Securities Sold: 4,645,000
  Use of proceeds: General operations
  Date: December 31, 2024
  Offering exemption relied upon: 506(c)

- Name: Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $4,291,847.00
  Number of Securities Sold: 5,127,062
  Use of proceeds: General Operations ($3,739,301 was paid to the Company and $552,546 was paid to certain selling shareholders, including Christopher Lustrino, our president and a director, and an affiliate of Daniel Waterman, a director of the Company.)
  Date: April 28, 2023
  Offering exemption relied upon: Regulation A+

- Name: Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $204,107.50
  Number of Securities Sold: 1,237,015
  Use of proceeds: Shares issued in connection with Crowd Lustro acquisition
  Date: January 02, 2025
  Offering exemption relied upon: Section 4(a)(2)

- Name: Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $206,559.08
  Number of Securities Sold: 1,443,064
  Use of proceeds: General operations
  Date: April 30, 2025
  Offering exemption relied upon: Regulation CF

- Name: Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 11,140
  Use of proceeds: None; sold in relation to Reg CF offering compensation to Broker-Dealer
  Date: November 30, 2025
  Offering exemption relied upon: Section 4(a)(2)

- Name: Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $2,119,440.00
  Number of Securities Sold: 11,844,385
  Use of proceeds: General operations
  Date: December 15, 2025
  Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Total revenue increased by $712,966, or 117%, to $1,321,397 for the year ended December 31, 2025 compared to total revenue of $608,431 during the year ended December 31, 2024. The increase in revenue was attributable principally to the additional revenue stream from Crowdcheck, an advisory firm providing due diligence and compliance services for Regulation Crowdfunding, Regulation A and Regulation D offerings.

Cost of Sales

The company does not record any costs of goods sold and categorizes all expenses as operating expenses due to the business model.

Expenses

General, Administrative, and Operations.

General, administrative and operations expense increased by $816,243, or approximately 36%, to $3,079,864 for the year ended December 31, 2025 compared to $2,263,621 for the year ended December 31, 2024. The increase was primarily attributable to an increase of personnel-related and subcontractor expenses, including those associated with our recent acquisitions, was was partially offset by amortization expenses and decrease in stock compensation.

Research and Development

Research and development expense increased by $117,360, or approximately 20%, to $704,120 for the year ended December 31, 2025 compared to $586,760 for the year ended December 31, 2024. The increase was attributable to an increase of in personnel-related and subcontractor expenses and additional software and technology, including related to our recent acquisitions. The increase was partially offset by reduced costs in database development and stock-based compensation.

Sales and Marketing

Sales and marketing expense increased by $37,099, or approximately 39%, to $133,166, for the year ended December 31, 2025 compared to $96,067 for the year ended December 31, 2024. The increase in sales and marketing expense was attributable to an increase in advertising and professional fees, offset by a decrease in stock-based compensation.

Historical results and cash flows:

The Company is currently in the early growth stage and revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we have built a lean business structure and leaned heavily into building out our business/revenue lines. Additionally, we have formed our position in a fast growing market that we think is entering a phase of strong growth that we will aim to be a leader in. Past cash was primarily generated through sales and equity investments. Our goal is to maintain a manageable burn that can be flexed downward if needed. We are entering a phase where we feel we have found product market fit both with our consumer and advisory offerings and will look to lean into the growth of both of these business lines. We believe with the addition of some key new team members focused on sales and marketing we can begin to scale these revenue lines without adding significant overhead. We plan to lead with sales growth and as well as R&D spend to increase our product launch velocity. We also plan to employ agencies such as marketing agencies where possible, which provides far more flexibility in terms of flexing up and down spend. We have historically grown organically as well as through acquisitions. The assets purchased to initiate work on our Kingscrowd Advisory product line, including signing onto a multiyear profit sharing agreement. Payments under the agreement are due until April 2031 or upon payment of an aggregate of $4 million, whichever occurs first. Payment is only required to the extent there are net profits from this line of business. As the acquisition occurred in the first half of 2025, the profit and loss from this line of business was not recorded in last year's financial statements but will be included in future years.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of April 16th, 2026, the Company had approximately $440,547 in cash on hand across its operating accounts and maintains a $130,000 line of credit with Headway Capital. In addition, the Company has $550,000 in executed but unfunded subscription agreements/term sheets that are expected to be funded by end of Q2, which would increase total available cash resources to approximately $990,547.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

These funds are required to support our continued investment in our team including sales, marketing as well as data analysis, and R&D.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 30 - 40% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal, we anticipate the Company will be able to operate for six to eight months. This is based on a current monthly burn rate of $100,000-$115,000 for expenses related to salaries, R&D and general administrative expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate for two and a half to three years. This is based on a projected monthly burn rate of $100,000 for expenses related to salaries, R&D, general administrative expenses and sales and marketing.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company has identified potential additional sources of capital, including both equity and debt financing. The Company has entered into a signed subscription agreement with an investor for approximately $250,000 of equity securities, which is expected to be funded in the near term, subject to customary closing conditions.

In addition, the Company has entered into a non-binding term sheet with a third-party investor for a proposed $300,000 convertible promissory note financing. The proposed financing remains subject to completion of due diligence, negotiation and execution of definitive agreements, and satisfaction of customary closing conditions, and there can be no assurance that such financing will be completed.

The Company may also pursue additional equity or debt financings in the future. Any such financings may be dilutive to existing investors and may be completed on terms that are more favorable to new investors than to current investors.

Indebtedness

- Creditor: Stripe Capital (for KC Inc.)
  Amount Owed: $8,999.00
  Interest Rate: 10.5%
  Maturity Date: September 02, 2027

- Creditor: Scott Group LLC
  Amount Owed: $120,044.00
  Interest Rate: 9.0%
  Maturity Date: November 09, 2027

- Creditor: Gold Ridge ($500K Bridge Loan to purchase CrowdCheck)
  Amount Owed: $121,702.00
  Interest Rate: 0.0%

Maturity Date: April 30, 2026

- Creditor: Stripe Capital (for Lawbot LLC)
  Amount Owed: $16,772.00
  Interest Rate: 12.1%
  Maturity Date: November 30, 2026

- Creditor: Elko Creek Capital, LLC (for Kingscrowd Advisory Inc.)
  Amount Owed: $125,000.00
  Interest Rate: 9.0%
  Maturity Date: January 07, 2029

- Creditor: Larry Eiben (for Kingscrowd Advisory Inc.)
  Amount Owed: $125,000.00
  Interest Rate: 5.0%
  Maturity Date: November 01, 2028

- Creditor: CrowdCheck Inc.
  Amount Owed: $4,000,000.00
  Interest Rate: 0.0%
  Maturity Date: April 04, 2031

- Creditor: JRB Consulting, LLC
  Amount Owed: $150,000.00
  Interest Rate: 50.0%
  Maturity Date: December 05, 2026
  This note shall be repaid based on a factor repayment structure. If the Note is repaid within 3 months from the Issue Date, the Borrower shall repay $165,000; if repaid within 6 months, $172,500; if repaid after 6 months, $225,000.

Related Party Transactions

- Name of Entity: Lawbot, LLC
  Names of 20% owners: Kingscrowd, Inc.
  Relationship to Company: Subsidiary
  Nature / amount of interest in the transaction: There is currently no outstanding balance with respect to this transaction.
  Material Terms: In 2018, LawBot, LLC obtained loans from its members with an aggregate principal balance of $284,843. The notes had a simple interest rate of 12% per annum and matured on March 31, 2026, as amended. As of December 31, 2025, the total principal of $284,843 and the accrued interest of $190,189 remain outstanding. During the year ended December 31, 2025, the interest expense recognized amounted to $10,859. There is currently no outstanding balance with respect to this transaction.

Valuation

Pre-Money Valuation: $28,800,166.22

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The Company only has Common Stock outstanding. The Company does not have any convertible securities currently outstanding.

In making this fully diluted valuation calculation, the Company has not taken into account any shares that may issued pursuant to stock options reserved for issuance or outstanding warrants.

Additionally, the company has not taken into account shares that may be issued in connection with recent acquisitions (see company securities section for additional information).

Use of Proceeds

If we raise the Target Offering Amount of $9,999.78 we plan to use these proceeds as follows:

- StartEngine Platform Fees

7.5%

- Research & Development
  12.5%
  We will use 15-20% of the funds raised for continued tech development investments including the buildout of our founder advisory business functions including the integration of our raisepapers platform into the backend of Kingscrowd providing one tech platform to power both lines of business as well as a new tech-enabled version of CrowdCheck. We will also invest in integrating in investor relations tool that founders can utilize to more efficiently provide data and updates to their investors. We will continue to add unique new features to Kingscrowd, most importantly, more tracking and update capabilities for investors to better follow their investment portfolio performance and add new levels of membership including a pro tier for industry professionals and a premier tier for super-users of the Kingscrowd platform.

- Company Employment
  20.0%
  We will use 20-30% of the funds to hire key personnel for daily operations, including the following roles: Sales and Marketing, tech and investment analysis. Wages to be commensurate with training, experience and position.

- Market and Sales
  25.0%
  We will use 30-40% of the funds to invest in sales and marketing budget to support outbound marketing campaigns and lead generation both for our consumer subscription/capital business as well as our founder advisory business. This will include everything from social media marketing, attending events, sponsoring events and newsletters, partnering with referral partners, and other campaigns deemed valuable to capturing our core audience of users across our unique revenue lines.

- Acquisition capital
  20.0%
  We will use ~20% of funds for financing current and future potential acquisitions on both the consumer and advisory side of the business.

- Working Capital
  7.5%
  We will use 5-10% of the funds for working capital to cover expenses for the general operation of our business including necessary softwares, subscriptions, office space, etc. needed as well as ongoing day-to-day operations of the Company.

- StartEngine Reg CF Campaign Marketing
  7.5%
  We will use 5-10% of the funds to market the crowdfunding campaign.

If we raise the over allotment amount of $3,999,999.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Research & Development
  12.5%
  We will use 15-20% of the funds raised for continued tech development investments including the buildout of our founder advisory business functions including the integration of our raisepapers platform into the backend of Kingscrowd providing one tech platform to power both lines of business as well as a new tech-enabled version of CrowdCheck. We will also invest in integrating in investor relations tool that founders can utilize to more efficiently provide data and updates to their investors. We will continue to add unique new features to Kingscrowd, most importantly, more tracking and update capabilities for investors to better follow their investment portfolio performance and add new levels of membership including a pro tier for industry professionals and a premier tier for super-users of the Kingscrowd platform.

- Company Employment
  20.0%
  We will use 20-30% of the funds to hire key personnel for daily operations, including the following roles: Sales and Marketing, tech and investment analysis. Wages to be commensurate with training, experience and position.

- Market and Sales
  25.0%
  We will use 30-40% of the funds to invest in sales and marketing budget to support outbound marketing campaigns and lead generation both for our consumer subscription/capital business as well as our founder advisory business. This will include everything from social media marketing, attending events, sponsoring events and newsletters, partnering

with referral partners, and other campaigns deemed valuable to capturing our core audience of users across our unique revenue lines.

- Acquisition capital
  20.0%
  We will use ~20% of funds for financing current and future potential acquisitions on both the consumer and advisory side of the business.

- Working Capital
  7.5%
  We will use 5-10% of the funds for working capital to cover expenses for the general operation of our business including necessary softwares, subscriptions, office space, etc. needed as well as ongoing day-to-day operations of the Company.

- StartEngine Reg CF Campaign Marketing
  7.5%
  We will use 5-10% of the funds to market the crowdfunding campaign.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://kingscrowd.com/ (https://kingscrowd.com/annual-reports/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/kingscrowd

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR KingsCrowd, Inc.

[See attached]

KingsCrowd, Inc. and subsidiaries
A Delaware Corporation

Consolidated Financial Statements and
Independent Auditor's Report

December 31, 2025 and 2024

INDEPENDENT AUDITOR'S REPORT

To: Board of Directors, KingsCrowd, Inc. and subsidiary

We have audited the accompanying consolidated financial statements of KINGSCROWD, INC. and subsidiary (the "Company"), which comprise the consolidated balance sheet as of December 31, 2025 and 2024, and the related statements of operations, changes in shareholders' equity, and cash flows for the calendar years thus ended, and the related notes to such consolidated financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations, shareholders' deficit and its cash flows for the calendar years 2025 and 2024 calendar year in accordance with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the Notes to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpireCPA, PC

IndigoSpireCPA, PC
San José, California

April 9, 2026

KingsCrowd, Inc.

TABLE OF CONTENTS

KINGSCROWD, INC.
CONSOLIDATED BALANCE SHEETS
As of December 31, 2025 and 2024

	December 31, 2025	December 31, 2024
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 390,095	$ 146,477
Restricted cash	150,000	-
Accounts receivable	355,895	11,820
Subscription receivable	400,000	20,000
Other receivables	-	1,324
Prepaid expenses	8,426	8,299
Total Current Assets	1,304,416	187,920
Non-Current Assets:		
Property and equipment, net	-	138
Intangible assets, net	2,169,370	2,244,568
Goodwill	4,715,681	649,973
Investment in SAFE	-	50,000
Total Non-Current Assets	6,885,051	2,944,679
TOTAL ASSETS	$ 8,189,467	$ 3,132,599

See also Report from Independent Auditor
See accompanying notes, which are an integral part of these consolidated financial statements.

KINGSCROWD, INC.
CONSOLIDATED BALANCE SHEETS
As of December 31, 2025 and 2024

	December 31, 2025	December 31, 2024
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 495,853	$ 388,219
Deferred revenue	846,162	209,726
Due to members	292,343	284,843
Loans payable, current portion	538,165	92,685
Acquisition payable	369,020	369,020
Accrued interest payable	250,631	163,425
Other current liabilities	28,767	15,150
Total Current Liabilities	2,820,941	1,523,068
Non-current Liabilities:		
Loans payable, net of current portion and discount	2,791,034	136,111
Other non-current liabilities	6,389	6,389
Total Non-current Liabilities	2,797,423	142,500
Total Liabilities	5,618,364	1,665,568
Stockholders' Equity:		
Class A common stock, $0.0001 par value, 150,000,000 shares authorized, 85,375,196 and 61,220,220 shares issued and outstanding as of December 31, 2025 and 2024, respectively.	8,541	6,124
Class B common stock, $0.0001 par value, 15,000,000 shares authorized, 12,427,839 and 12,427,839 shares issued as of December 31, 2025 and 2024, respectively.	1,242	1,242
Additional paid-in capital	22,390,748	18,516,537
Accumulated deficit	(19,790,168)	(17,097,055)
Total stockholders' equity attributable to KingsCrowd, Inc.	2,610,363	1,426,848
Non-controlling interests	(39,260)	40,183
Total Stockholders' Equity	2,571,103	1,467,030
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 8,189,467	$ 3,132,599

See also Report from Independent Auditor

See accompanying notes, which are an integral part of these consolidated financial statements.

KINGSCROWD, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 2025 and 2024

	December 31	
	2025	2024
Net revenues	$ 1,321,397	$ 608,431
Operating Expenses:		
General, administrative, and operations	3,079,864	2,263,621
Research and development	704,120	586,760
Sales and marketing	133,166	96,067
Total Operating Expenses	3,917,150	2,946,448
Loss from operations	(2,595,753)	(2,338,017)
Other Income/(Expense):		
Interest expense	(265,778)	(153,597)
Impairment loss on investment	(12,400)	-
Others - net	101,375	108,754
Total Other Income/(Expense)	(176,803)	(44,841)
Provision for income taxes	-	-
Net loss	$ (2,772,556)	$ (2,382,859)
Net loss attributable to KingsCrowd, Inc.	(2,693,113)	(2,240,199)
Net loss attributable to non-controlling interests	(79,443)	(142,660)
Net loss	$ (2,772,556)	$ (2,382,859)
Weighted average common shares outstanding -Basic and Diluted	85,303,956	67,134,516
Net loss per common share attributable to KingsCrowd, Inc. stockholders -Basic and Diluted	$ (0.03)	$ (0.04)

See also Report from Independent Auditor

See accompanying notes, which are an integral part of these consolidated financial statements.

KINGS CROWD, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED)
For the years ended December 31, 2020 and 2019

	Class A Common Stock		Class B Common Stock				Stockholders' Equity Attributable to KingsCrowd, Inc.		
	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit		Non-controlling Interests	Total Stockholders' Equity
Balance at December 31, 2024	61,220,220	$ 6,124	12,427,839	$ 1,242	$ 18,516,537	$ (17,097,055)	$ 1,426,848	$ 40,183	$ 1,467,030
Issuance of common stock - Reg D	12,841,657	1,284	-	-	2,282,557	-	2,283,841	-	2,283,841
Issuance of common stock - Reg CF	1,515,266	152	-	-	196,971	-	197,123	-	197,123
Issuance of common stock for acquisition of Crowd Diligence	2,175,477	218	-	-	391,045	-	391,263	-	391,263
Issuance of commitment shares	225,000	23	-	-	40,477	-	40,500	-	40,500
Conversion of convertible notes	3,025,978	303	-	-	544,697	-	545,000	-	545,000
Issuance of common stock - advisors	3,465,297	347	-	-	241,274	-	241,621	-	241,621
Issuance of common stock - consultants	149,840	15	-	-	24,958	-	24,973	-	24,973
Issuance of common stock - employees	744,706	74	-	-	118,919	-	118,993	-	118,993
Issuance of warrants	-	-	-	-	51,300	-	51,300	-	51,300
Offering costs	11,756	1	-	-	(17,987)	-	(17,986)	-	(17,986)
Net loss	-	-	-	-	-	(2,693,113)	(2,693,113)	(79,443)	(2,772,556)
Balance at December 31, 2025	85,375,196	$ 8,541	12,427,839	$ 1,242	$ 22,390,748	$ (19,790,168)	$ 2,610,363	$ (39,260)	$ 2,571,103
Balance at December 31, 2023	54,096,689	$ 5,410	12,427,839	$ 1,242	$ 17,029,318	$ (14,856,856)	$ 2,179,114	$ 182,843	$ 2,361,957
Issuance of common stock - Reg D	3,676,249	368	-	-	611,529	-	611,897	-	611,897
Issuance of common stock - Reg CF	1,929,506	193	-	-	308,528	-	308,721	-	308,721
Issuance of common stock - advisors	688,478	69	-	-	150,704	-	150,773	-	150,773
Issuance of common stock - consultants	300,048	31	-	-	300,017	-	300,048	-	300,048
Issuance of common stock - employees	529,250	53	-	-	131,877	-	131,929	-	131,929
Offering costs	-	-	-	-	(15,436)	-	(15,436)	-	(15,436)
Net loss	-	-	-	-	-	(2,240,199)	(2,240,199)	(142,660)	(2,382,859)
Balance at December 31, 2024	61,220,220	$ 6,124	12,427,839	$ 1,242	$ 18,516,537	$ (17,097,055)	$ 1,426,848	$ 40,183	$ 1,467,030

No assurance
is provided.

See accompanying notes, which are an integral part of these financial statements.

	December 31	
	2025	2024
Cash flows from operating activities		
Net loss	$ (2,772,556)	$ (2,382,859)
Adjustments to reconcile net loss to net cash used in operating activities:		
Impairment loss on investment	12,400	-
Bad debt expense	2,600	67,377
Depreciation and amortization	75,336	518,397
Amortization of discount on loans	180,732	-
Stock-based compensation	385,587	582,750
Changes in operating assets and liabilities:		
(Increase)/Decrease in accounts receivable	(346,675)	(868)
(Increase)/Decrease in prepaid expenses	(127)	(8,299)
Increase/(Decrease) in accounts payable	107,638	58,853
Increase/(Decrease) in deferred revenue	636,436	(28,730)
Increase/(Decrease) in due to members	7,500	-
Increase/(Decrease) in accrued interest payable	87,206	25,848
Increase/(Decrease) in other current liabilities	13,617	(17,023)
Net cash used in operating activities	(1,610,306)	(1,184,554)
Cash flows from investing activities		
Issuance of loan receivable	(67,250)	-
Collection on loans receivable	67,250	-
Acquisition of CrowdCheck, Inc.	(500,000)	-
Net cash used in investing activities	(500,000)	-
Cash flows from financing activities		
Proceeds from loans	832,100	313,060
Repayments of loans	(412,477)	(307,970)
Proceeds from issuance of Class A common stock	2,082,288	914,368
Offering costs	(17,987)	(15,436)
Collection of subscription receivable	20,000	-
Net cash provided by financing activities	2,503,924	904,022
Net change in cash	393,618	(280,532)
Cash at beginning of the period	146,477	427,009
Cash at end of the period	$ 540,095	$ 146,477
Supplemental disclosure of cash flow information:		
Cash paid for interest expense	$ 29,295	$ 126,843
Cash paid for income tax	$ -	$ -
Reconciliation of balance sheet cash balance composition		
Cash	$ 390,095	$ 146,477
Restricted cash	150,000	-
	$ 540,095	$ 146,477
Supplemental disclosure of non-cash investing and financing activities:		
Issuance of common stock for acquisition of Crowd Diligence	$ 391,263	$ -
Issuance of commitment share - common stock	$ 40,500	$ -
Assumption of debt obligations as convertible notes	$ 545,000	$ -
Conversion of convertible notes to Class A common stock	$ 545,000	$ -
Subscription receivable for Class A common stock	$ 400,000	$ -

NOTE 1: NATURE OF OPERATIONS

KingsCrowd, Inc. ("KingsCrowd" or the "Company") is a corporation organized on December 14, 2017 under the laws of Delaware, and headquartered in Boston, Massachusetts. The Company was originally incorporated under the name Kings Crowd, LLC as a Delaware limited liability company. On December 28, 2020, the Company converted from a Delaware limited liability company to a Delaware corporation and changed its name from Kings Crowd, LLC to KingsCrowd, Inc.

The Company seeks to bring together financial experts and technologists to help investors make more informed startup investment decisions on crowdfunding portals by providing the infrastructure for startup business investment decision making based on four key components:

- Education - Providing expert editorial content in addition to "how-to" guides and tools.
- Analytics - Offering standardized deal ratings and synthesized data analytics.
- Research - Combining in-house market research with crowd-sourced research.
- Recommendations - Providing "Top Deal" picks and access to expert network due diligence.

On November 8, 2021, KingsCrowd Capital, LLC was incorporated as a limited liability company under the laws of the State of Delaware and KingsCrowd, Inc. is the sole member.

On January 23, 2023, the Company purchased 17,000 Class A units of LawBot, LLC ("LawBot"), or 50.3% interest. As such, LawBot became a subsidiary of the Company. The Company has the option to subscribe for and purchase the remaining membership interests of LawBot or 16,788 Class A and Class B Units for a consideration of 3.5 times LawBot's adjusted revenue for the year ended December 31, 2025. LawBot, was founded to make EDGAR filing simple and easy and to provide high-quality SEC form drafts for crowdfunding platforms, their issuers, law firms, and their clients.

On January 10, 2024, KingsCrowd Advisory, Inc. ("KingsCrowd Advisory") was incorporated as a corporation under the laws of the State of Nevada and KingsCrowd, Inc. is the sole owner.

On January 2, 2025, KingsCrowd completed the acquisition of 100% of the issued and outstanding shares of Crowd Diligence Inc. ("Crowd Diligence"), a Delaware corporation, pursuant to a Stock Purchase Agreement entered into by KingsCrowd, Crowd Diligence, and its shareholders, as discussed in Note 6. Crowd Diligence has one wholly-owned subsidiary, So.Capital Inc., a Delaware corporation, which has no active operations and one partially-owned subsidiary, Thesoco, LLC, a Delaware limited liability company, which has been dormant.

On April 4, 2025, KingsCrowd Advisory, entered into an Asset Purchase Agreement with CrowdCheck, Inc. ("CrowdCheck"), a Delaware corporation, as discussed in Note 6. The acquisition was accounted for as a business combination under ASC 805 and has been included in the Company's consolidated financial statements from the acquisition date.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The consolidated financial statements include all accounts of KingsCrowd, Inc., KingsCrowd Capital, LLC, LawBot, LLC, KingsCrowd Advisory, Inc., and Crowd Diligence Inc. All significant intercompany transactions have been eliminated in consolidation.

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant Risks and Uncertainties

The Company has not yet produced profits and is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated balance sheets approximate their fair value.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of both December 31, 2025 and 2024, the Company's cash did not exceed the federally insured limits. As of December 31, 2025, the Company has $150,000 of cash that is use restricted for marketing costs associated with its stock offering.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions.

The Company uses the allowance method to account for bad debts, estimating the amount of uncollectible accounts based on historical experience and current economic conditions. The Company recorded bad debt expense of $2,600 and $67,377 for the years ended December 31, 2025 and 2024, respectively. Allowance for doubtful accounts was $0 and $437,157 as of December 31, 2025 and 2024, respectively.

Subscription Receivable

The Company records share issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription receivable is reclassified as a contra account to stockholders' equity on the consolidated balance sheet.

Other Receivable

Other receivable is composed of escrow receivable and due from an employee or member. Amounts held in escrow are recognized at estimated realizable value and primarily relate to the stock offerings.

Property and Equipment, Intangible Assets

Property and equipment and intangible assets are recorded at cost. Depreciation and amortization are calculated using the straight-line method over the following estimated useful lives of assets:

Computer equipment	3 years
Customer list	3 years
Website	3 years
Software	5-15 years
License	indefinite

The useful lives and the depreciation and amortization methods are reviewed periodically to ensure that the periods and depreciation and amortization methods are consistent with the expected pattern of economic benefits from items of property and equipment and intangible assets.
There were no changes in the estimated useful lives of each of the Company's items of property and equipment and intangible assets for the years ended December 31, 2025 and 2024.

Goodwill

The Company records goodwill when it acquires businesses and recognizes the excess of the purchase price over the fair value of identifiable net assets acquired. Goodwill is not amortized but is subject to annual impairment testing as of the reporting date. The impairment test compares the fair value of each reporting unit with its carrying amount, including goodwill. If the fair value is determined to be less than the carrying amount, an impairment loss is recognized, not to exceed the total amount of goodwill allocated to that reporting unit.

The Company performs its semi-annual impairment test and whenever events or changes in circumstances suggest that the carrying amount of goodwill may not be recoverable. The determination of fair value involves significant management judgment and estimation. Key assumptions include projected future cash flows, discount rates, and other factors that could impact the fair value assessment. The Company reviews and updates the assumptions used in the impairment test regularly to reflect changes in business conditions. Any impairment losses identified are recorded in the consolidated statement of operations in the period in which they are determined.

As of December 31, 2025 and 2024, no impairment indicators were identified, and the Company believes that the carrying value of goodwill is recoverable. The Company will continue to monitor events and circumstances that could impact the recoverability of goodwill and will perform impairment testing as required by accounting standards.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the management assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the Company's long-lived assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

No impairment in the value of property and equipment or intangible assets was recognized for the years ended December 31, 2025 and 2024.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts are amortized over the term of the related debt to their stated date of redemption.

Non-controlling Interests

Non-controlling interests are classified as a separate component of equity in the Company's consolidated balance sheets and consolidated statements of changes in stockholders' equity. Net income (loss) attributable to non-controlling interests is reflected separately from consolidated net income (loss) in the consolidated statements of operations and consolidated statements of changes in stockholders' equity. Any change in ownership of a subsidiary while the controlling financial interest is retained is accounted for as an equity transaction between the controlling and non-controlling interests. In addition, when a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary will be initially measured at fair value and the difference between the carrying value and fair value of the retained interest will be recorded as a gain or loss. The Company has non-controlling interests on LawBot.

During the years ended December 31, 2025 and 2024, the Company recorded a loss of $79,443 and $142,660, respectively, attributable to non-controlling interests.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers", establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company collects revenues in advance for its membership subscriptions and initially records as deferred revenues. The Company has determined that its performance obligations in relation to these agreements with customers are satisfied through the passage of time of the underlying subscription period, which are monthly or annually. Monthly subscriptions are recognized upon completion of the month of service, while annual subscriptions are recognized monthly over the subscription period on a straight-line basis.

LawBot and KingsCrowd Advisory derive revenues from creating, filing, and managing all of the customers' capital raising documents online. The Company has determined that its performance obligations in relation to these agreements with customers are satisfied at a point in time when the customer selects, completes, and submits a form on LawBot's and KingsCrowd Advisory's online platform.

Contract Balances

A receivable is recognized if an amount of consideration that is unconditional is due from the customer (i.e., only the passage of time is required before payment of the consideration is due). The Company collects payments from customers in advance and therefore no accounts receivable is recognized. However, the Company uses third parties for customer payments processing and there may be funds being held in escrow at the end of the reporting period. As of both December 31, 2025 and 2024, $0 of revenues were not yet closed out of escrow.

A contract asset is recognized if the right to payment is conditional. No contract assets were recognized as of December 31, 2025 and 2024.

A contract liability is recognized if a payment is received or a payment is due (whichever is earlier) from a customer before the Company transfers the related goods or services. Contract liabilities are recognized as revenue when the Company performs under the contract (i.e., transfers control of the related goods or services to the customer). The Company has contract liabilities of $846,162 and $209,726 as of December 31, 2025 and 2024, respectively, recognized as deferred revenue in the consolidated balance sheets.

	2025	2024
Deferred revenue, beginning	$ 209,726	$ 238,456
Cash paid on contracts with customers	1,183,084	300,350
Revenues recognized	(546,648)	(329,080)
Deferred revenue, ending	$ 846,162	$ 209,726

Disaggregated Revenue Information

	December 31	
	2025	**2024**
Type of good or service:		
Subscription	$ 95,064	$ 246,189
Forms	1,205,079	310,495
Others	21,254	51,747
Total revenue from contracts with customers	$ 1,321,397	$ 608,431
Timing of revenue recognition:		
Good or service transferred over time	$ 95,064	$ 246,189
Good or service transferred at a point in time	1,226,333	362,242
	$ 1,321,397	$ 608,431

Advertising Costs

The Company expenses advertising costs as they are incurred. Advertising expense for the years ended December 31, 2025 and 2024 totaled $72,591 and $32,119, respectively.

Research and Development

Research and development costs are expensed as incurred.

Leases

The Company adopted ASC 842, Leases, as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use (ROU) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from lease arrangements. The Company adopted the new guidance using a modified retrospective method. Under this method, the Company elected to apply the new accounting standard only to the most recent period presented, recognizing the cumulative effect of the accounting change, if any, as an adjustment to the beginning balance of retained earnings. Accordingly, prior periods have not been recast to reflect the new accounting standard. The cumulative effect of applying the provisions of ASC 842 had no material impact on accumulated deficit.

The Company elected transitional practical expedients for existing leases which eliminated the requirements to reassess existing lease classification, initial direct costs, and whether contracts contain leases. Also, the Company elected to present the payments associated with short-term leases as an expense in statements of operations. Short-term leases are leases with a lease term of 12 months or less. The Company leases office spaces with a lease term of 6 to 12 months.

Stock-Based Compensation

The Company measures all stock-based awards granted to employees, advisors and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company was a limited liability company through the December 28, 2020 conversion date. Accordingly, under the Internal Revenue Code, all taxable income or loss flowed through to its members through such date. Therefore, no provision for income tax has been recorded in the statements until the conversion date. Income from the Company was reported and taxed to the members on their individual tax returns. Upon the conversion to a corporation, the Company is now taxable as a corporation effective December 28, 2020.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2025 and 2024, diluted net loss per share is the same as basic net loss per share for each period.

NOTE 3: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $2,693,113 and $2,240,199 during the years ended December 31, 2025 and 2024, respectively, has an accumulated deficit of $19,790,168 as of December 31, 2025, has incurred negative cash flows from operations for the years ended December 31, 2025 and 2024, and lacks liquid assets to satisfy its obligations as they come due with a working capital deficit of $1,516,524 as of December 31, 2025. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 4: INVESTMENT IN SAFE

In December 2022, LawBot purchased a Simple Agreement for Future Equity ("SAFE") notes of So.Capital Inc., which is owned by Crowd Diligence, in the amount of $50,000. The conversion is effective upon Crowd Diligence closing an equity funding round of at least $100,000. In May 2023, in exchange for this, Crowd Diligence issued to LawBot the right to certain shares of its capital stock. The discount rate is 20% and the valuation cap is $3,750,000. LawBot may convert the SAFE to a number of shares of the CF Shadow Series of Preferred Stock in the first equity financing from which Crowd Diligence, Inc. receives gross proceeds of not less than $1,000,000, or elect to continue the term of the SAFE without converting the purchase amount to capital stock.

As part of KingsCrowd acquisition of Crowd Diligence, the SAFE was converted into $37,600 of the Company's convertible notes, which was then converted into 208,889 shares of Class A common stock. Since this is an intercompany transaction, this was eliminated in consolidation.

The investment is carried at cost less impairment losses and is being assessed for impairment semi-annually. LawBot recorded impairment loss on investment of $12,400 and $0 for the years ended December 31, 2025 and 2024, respectively.

NOTE 5: NON-CURRENT ASSETS

Property, Equipment, and Intangible Assets

As of December 31, 2025 and 2024, property and equipment and intangible assets consisted of the following:

	December 31, 2025				
	Equipment	Software	Customer list	Website	License
Cost	$ 11,519	$ 325,867	$ 612,814	$ 1,550,000	$ 2,167,610
Less: Reversal	-	-	(243,794)	-	-
Adjusted cost	11,519	325,867	369,020	1,550,000	2,167,610
Accumulated depreciation and amortization	(11,519)	(324,107)	(369,020)	(1,550,000)	-
Net Book Value	$ -	$ 1,760	$ -	$ -	$ 2,167,610

	December 31, 2024				
	Equipment	Software	Customer list	Website	License
Cost	$ 11,519	$ 325,867	$ 612,814	$ 1,550,000	$ 2,167,610
Less: Reversal	-	-	(243,794)	-	-
Adjusted cost	11,519	325,867	369,020	1,550,000	2,167,610
Accumulated depreciation and amortization	(11,381)	(323,909)	(369,020)	(1,475,000)	-
Net Book Value	$ 138	$ 1,958	$ -	$ 75,000	$ 2,167,610

Depreciation and amortization totaled $75,336 and $518,397 for the years ended December 31, 2025 and 2024, respectively. The cost of fully depreciated and amortized assets still being used amounted to $2,253,445 and $751,786 as of December 31, 2025 and 2024, respectively. Intangible assets with a cost basis of $2,488,681 have a weighted average remaining useful life of 0.01 and 0.37 years as of December 31, 2025 and 2024, respectively, and will be recognized on a straight-line basis over the remaining amortization period.

Licensing

The Company entered into an agreement to license an intellectual property for 16 months beginning December 1, 2019. The Company agreed to pay a monthly fee of approximately 25% of certain revenues generated from the licensed assets. When the aggregate of the fee paid each month reaches a total of $150,000, the Company agreed to pay an additional 1% of revenue per year until either the Company has paid to the licensor the sum of $1,000,000, or the Company is acquired in a positive transaction, which would be in addition to 5% of the outstanding membership interest units of the Company as of March 31, 2021. Upon which time, the full ownership of all licensed intellectual property shall be transferred to the Company.

In February 2022, the agreement was amended to extend the duration of the exclusive license into perpetuity, waive the right of the licensor to any fees not already paid by the Company as licensee, waive any fees that might be contemplated by the original agreement, and deliver to licensor shares of common stock equivalent to 4% of the outstanding Class A common stock of the Company as of March 31, 2021. As a result, the Company issued 2,167,610 shares of Class A common stock to the licensor on the same date of this amended agreement. These shares were attributed a fair value based on the active offering price of the Company's shares of common stock at the issuance date at

$1.00 per share and the value was recorded as an indefinite-lived intangible asset. See Note 6 for the discussion of customer list and website.

Goodwill

The Company recorded the goodwill upon acquisition transactions as follows:

Entity	Date of Acquisition	Purchase Price	Fair value of acquired net asset	Noncontrolling interest	Goodwill
LawBot	January 23, 2023	$ 594,000	$ (351,110)	$ (295,137)	$ 649,973
KingsCrowd Advisory	January 10, 2024	3,091,846	-	-	3,091,846
Crowd Diligence	April 4, 2025	391,586	(582,276)	-	973,862
		$4,077,432	$ (933,386)	$ (295,137)	$4,715,681

The goodwill is assessed for impairment semi-annually and as of December 31, 2025 and 2024, no impairment losses were determined to be necessary. See Note 6.

NOTE 6: ACQUISITIONS

Early Investing

On March 20, 2020, the Company acquired 100% of the membership interests of Oxford Financial Publishing, LLC (the "Seller") in Early Investing, LLC, a Maryland limited liability company, through an asset purchase agreement. The acquisition was accounted for using the asset purchase method, in which the fair value of the transaction is allocated and attributed to specific assets based on their relative fair value. No liabilities were assumed in the acquisition.

The Company determined that the transaction was an acquisition of asset which is the revenue-producing customer list. The revenue-producing activity of the acquired asset did not remain generally the same as before the transaction. The Seller retained the right to sell its own products to the customer list and is allowed to continue generating revenue from the customer list for a period of two years. Therefore, the full transaction value was attributed as a customer list asset.

The purchase price of the asset is 40% of the gross receipts generated by the Company from the customer list in the first year after the purchase, 25% in the second year and 10% in the third year. Based upon the revenue generated by the Company by marketing its Kings Crowd products to the customer list, for the period from May 2020 to January 2021, the Company estimated that average monthly revenues from the customer list will be $68,090 per month for the three-year period following the purchase. In accordance with ASC 450 where the contingent future liabilities under this agreement are probable and estimable, the Company had recorded an acquisition payable of $612,814, as an estimate of the three years of payments to be made to the Seller and has recorded a customer list asset of $612,814, amortized using the straight-line method over the three-year estimated useful life of the asset. The Company reassessed the purchase price at the end of the reporting period based on the actual revenues generated from the date of the acquisition to the reporting date. As a result, customer list and acquisition payable were reduced to $369,020 and a

gain from reversal of accumulated amortization amounting to $152,464 was recognized during the year ended December 31, 2022.
The amortization was recorded as "sales and marketing – customer list amortization" operating expense in the consolidated statements of operations in the amount of $0 for both the years ended December 31, 2025 and 2024. As of both December 31, 2025 and 2024, the acquisition payable amounted to $369,020.

Crowdwise

On July 1, 2021, the Company entered into an agreement to purchase certain assets of Crowdwise, LLC, operated on the internet in connection with its website, for aggregate consideration of $50,000, paid on April 2022. The acquisition was accounted for using the asset purchase method, in which the fair value of the transaction is allocated and attributed to specific assets based on their relative fair value. No liabilities were assumed in the acquisition.

The assets acquired consisted of domains, brand/trademarks, images, software, social media accounts, contents and newsletter subscribers, of which the Company determined the full amount of fair value received in this transaction is attributed to the website and its underlying code and therefore the full transaction value was attributed as a website asset. The website asset was being amortized over the three-year estimated useful life of the asset (see Note 5).

Technori

On February 25, 2022, the Company entered into an agreement to purchase certain assets of Technori, LLC, operated on the internet in connection with its website, for an aggregate consideration of 1,500,000 shares of Class A common stock of the Company, which were attributed a fair value based on the active offering price of the Company's shares of common stock at the issuance date at $1.00 per share. The acquisition was accounted for using the asset purchase method, in which the fair value of the transaction is allocated and attributed to specific assets based on their relative fair value. No liabilities were assumed in the acquisition.

The assets acquired consisted of websites, social media accounts, domain names, newsletter, subscriptions and all Technori digital assets, of which the Company determined the full amount of fair value received in this transaction is attributed to the website and its underlying code and therefore the full transaction value was attributed as a website asset. The website asset is being amortized over the three-year estimated useful life of the asset (see Note 5).

LawBot

On January 23, 2023, the Company purchased 17,000 Class A units of LawBot, or 50.3% interest. As such, LawBot became a subsidiary of the Company. The Company has the option to subscribe for and purchase the remaining membership interests of LawBot or 16,788 Class A and Class B Units for consideration of 3.5 times LawBot's adjusted revenue for the year ended December 31, 2025.

The consideration paid for this acquisition was $250,000 of cash and 1,000,000 warrants (the "Warrants") to purchase Class A Common Stock (the "Common Stock") of KingsCrowd at an exercise price of $1.20 per share, which the Company valued under the Black-Scholes method at $344,000, resulting in total purchase consideration of $594,000.

Upon acquisition, the Company recorded the assets and liabilities of LawBot at fair value, resulting in the recognition of assets of $138,283 and liabilities of $489,393. The excess of the consideration paid over the net identifiable assets received resulted in the recognition of goodwill of $649,974 and non-controlling interests in the net assets (contra-equity) of $295,136.

The Company obtained a loan in connection with this acquisition, as discussed in Note 7.

Crowd Diligence

On January 2, 2025, the Company completed the acquisition of 100% of the issued and outstanding shares of Crowd Diligence. The acquisition was effected through a stock-for-stock exchange with no cash consideration. Each share of Crowd Diligence common stock was exchanged for 0.25 shares of the Company's Class A common stock, resulting in the issuance of 938,462 shares. In addition, Crowd Diligence's $222,685 convertible notes (Lustro I EB SPV, a series of Wefunder SPV LLC) were converted into shares of Crowd Diligence's Series Seed preferred stock, which were then exchanged for 1,237,015 shares of the Company's Class A common stock. In total, the Company issued 2,175,477 shares, valued at $0.18 per share or $391,586, of Class A common stock as consideration for the acquisition.

As part of the acquisition, the Company assumed debt obligations (convertible notes and SAFE liabilities), totaling $582,379, which were exchanged for convertible notes of the Company, as discussed in Note 7. The $582,379 includes LawBot's investment in Crowd Diligence of $37,600, as discussed in Note 4. The acquisition resulted in the recognition of goodwill of $973,862.

CrowdCheck Inc.

On April 4, 2025, KingsCrowd Advisory entered into an agreement with CrowdCheck, Inc., to acquire substantially all of the Seller's tangible and intangible assets, properties, and rights related to its business (the "Purchased Assets"). The Purchased Assets generally include all contracts, including: i) intellectual property agreements, ii) all permits obtained from government authorities, iii) all rights to actions of any nature, iv) all rights under warranties, indemnities and similar rights, v) all books and records, and vi) all goodwill and going concern value of the Purchased Assets.

The aggregate purchase price is $4,500,000, consisting of $500,000 paid in cash upon delivery of the Purchased Assets through execution of a promissory note to Gold Ridge Micro Cap II LLC and execution of related transaction documents, and the remaining was settled through a promissory note of $4,000,000, with a present value of $2,591,846, as discussed in Note 7. The acquisition resulted in the recognition of goodwill of $3,091,846.

NOTE 7: DEBT OBLIGATIONS

Loans Payable

The breakdown of loans payable is as follows:

	December 31, 2025	December 31, 2024
Business loan - Celtic Bank	$ 68,560	$ 11,030
Loan - Scott Group LLC	129,861	211,111
Promissory note - CrowdCheck, Inc.	4,000,000	-
Promissory note - Gold Ridge Micro Cap II LLC	300,000	-
Promissory note - JRB Consulting, LLC	150,000	-
Others	-	6,655
Total	4,648,421	228,796
Unamortized discount on loans	(1,319,222)	-
Total loans payable, net of discount on loan	3,329,199	228,796
Current portion	(538,165)	(92,685)
Noncurrent portion	$ 2,791,034	$ 136,111

Business Loan – Celtic Bank
From November 2023 to December 31, 2025, the Company obtained loans from Celtic Bank through Stripe Capital Program, a business loan program for users of Stripe, Inc.'s payment processing platform. As of December 31, 2025 and 2024, the Company received $157,100 and $58,000 and incurred a fixed fee assessed by the bank totaling $17,577 and $7,869, which represents the total cost of the loan, all respectively. The repayment rate of the principal and fixed fee is 20% to 22% of daily merchant receivables withheld by Stripe, Inc. to repay the loan. The Company repaid $118,325 and $59,439 during the years ended December 31, 2025 and 2024, respectively. Of such during the years ended December 31, 2025 and 2024, $18,755 and $2,900, respectively, relate to the fixed fee which were recorded as interest expense in the consolidated statement of operations. The balance outstanding as of December 31, 2025 and 2024, was $68,560 and $11,030, respectively.

Loan – Scott Group LLC
In July and November 2024, the Company obtained loans with a principal amount of $225,000 from Scott Group, LLC, bearing interest at 9% and maturing in 2027. The loan requires monthly payments of $7,155. The Company repaid a total of $85,859, including interest payments amounting to $4,609, during the year ended December 31, 2025. The balance due as of December 31, 2025 and 2024 was $129,861 and $211,111, respectively. Future maturities on this loan are $75,000 and $54,861 for the years 2026 and 2027, respectively.

Promissory Note – CrowdCheck, Inc.
On April 4, 2025, as part of the Company's acquisition of CrowdCheck, Inc., the Company issued a promissory note amounting to $4,000,000, non-interest-bearing, maturing on the sixth anniversary of the note. The present value of the note using the prevailing prime rate of 7.50% was $2,591,846, resulting in recognition of a discount on note payable of $1,408,154, which is being amortized over the note term. For the year ended December 31, 2025, the Company amortized discount on the note payable of $144,327. As of December 31, 2025, outstanding balance on this note was $4,000,000, which was carried at $2,736,173, net of unamortized discount on note payable of $1,263,827.

Promissory Note – Gold Ridge Micro Cap II LLC
On April 4, 2025, KingsCrowd Advisory issued a promissory note to Gold Ridge Micro Cap II LLC amounting to $500,000, maturing on April 4, 2026. The loan bears interest rates of 9.99% from

April 4, 2025 to July 4, 2025, and 15% from July 5, 2025 to maturity date. The proceeds from this note was used to pay the $500,000 cash due upon acquisition of CrowdCheck, Inc. Commencing May 1, 2025, and on the first day of each month thereafter, the KingsCrowd Advisory shall pay the lender: i) 15% of the KingsCrowd Advisory's net income and ii) 50% of the gross proceeds received by the Company from the sale of shares of Class A common stock pursuant to Regulation CF and regulation D. Any prepayment made on this note prior to October 5, 2025 shall be subject to prepayment premium equal to $25,000 minus interest paid through the prepayment date. If the entire principal of this note and accrued interest has not been paid by August 4, 2025, the Company shall issue to the lender a warrant to purchase 300,000 shares of its Class A common stock.

During the year ended December 31, 2025, the Company made principal payments totaling $200,000 on the promissory note. The Company recognized interest expense of $38,287 related to this borrowing as of December 31, 2025.

In connection with the terms of the promissory note, the Company granted an aggregate of 300,000 warrants to purchase shares of Class A common stock in 2025. The warrants were valued at $51,300 on the grant date, using the Black-Scholes option pricing model, and recorded as a discount on the notes payable. As of December 31, 2025, the note had an outstanding balance of $300,000, which is carried at $280,156, net of an unamortized discount of $19,844. For the year ended December 31, 2025, the Company recognized interest expense of $31,456.

Promissory Note – JRB Consulting, LLC
On December 10, 2025, the KingsCrowd issued a promissory note to JRB Consulting, LLC, amounting to $150,000, maturing on December 6, 2026. The loan shall be repaid based on a factor repayment structure as follows: (a) if repaid within three (3) months from the issue date, the Company shall repay $165,000; (b) if repaid from three (3) months to six (6) months, $172,500; or (c) if repaid after six (6) months through the maturity date, or upon the occurrence of any acceleration event, the Company shall repay $225,000.

In connection with the promissory note, the Company issued 225,000 shares of the Company's common stock (the "Commitment Shares"). The Commitment Shares had a fair value of $40,500.

As of December 31, 2025, the outstanding balance of this note was $150,000, which is carried at $114,450, net of an unamortized discount of $35,550. For the year ended December 31, 2025, interest expense incurred on this note was $19,950.

The future maturities of promissory notes as of December 31, 2025 are as follows:

2026	$	518,560
2027		129,861
2028		-
2029		-
2030		-
Thereafter		4,000,000
Total principal loan payments		4,648,421
Unamortized discount on loan		(1,319,222)
Total notes payable, net of discount		3,329,199
Less: Current portion of notes payable		(538,165)
Non-current portion of notes payable	$	2,791,034

Convertible Notes

As part of the Company acquisition of Crowd Diligence in 2025, the Company issued convertible notes amounting to $545,000, maturing on May 10, 2026. The convertible notes bear interest of 6%. All principal and unpaid interest are due and payable on its maturity date.

Convertible notes shall automatically be converted upon issuance and sale of shares of the Company's equity securities for total proceeds of not less than $250,000 (excluding the conversion of the notes or other convertible securities issued for capital raising purposes). The outstanding principal amount and any unpaid interest shall be converted at a conversion price equal to the lesser of (i) the price paid per share for Equity Securities in the qualified financing, and (ii) $0.18 per common share. In the event of change of control, the Company shall repay the holders in cash in an amount equal to: i) the outstanding principal amount plus unpaid interest, plus ii) a repayment premium equal to 50% of the outstanding principal of notes; provided that upon the written election of the holder made not less than five days prior to the change of control, the Company shall convert the outstanding principal balance and any unpaid interest into shares of the Company's common stock at a conversion price of $0.18 per share.

For the year ended December 31, 2025, the Company sold shares of Class A common stock for total proceeds of over $250,000, which triggered the conversion of convertible notes into 3,025,978 shares of Class A common stock.

The Company's convertible notes include $37,600 due to Lawbot, which was converted into 208,889 shares of Class A common stock. Since this is an intercompany transaction, this was eliminated in consolidation.

NOTE 8: EQUITY

Limited Liability Company to Corporate Conversion, Stock Split

At inception, the Company had a single class of common units authorized, of which 1,000 were granted to its founding members, and each unit has equal voting rights and profit interests in the Company. These units have been issued to the founding members and were attributed zero value in these financial statements. In June 2018, the Company effected a 2,000-for-1 reverse split, increasing the total granted units from 1,000 to 2,000,000.

In December 2020, the Company authorized 66,000,000 shares of $0.0001 par value common stock, including 51,000,000 shares of Class A common stock and 15,000,000 shares of Class B common stock, upon conversion to corporation, as discussed in Note 1. All membership interests in Kings Crowd, LLC, including unvested restricted units and unexercised warrants, were converted at a conversion rate of 12.71915097123437 shares of common stock for each membership unit. All shares and warrants reflected in these financial statements are indicative of post-split figures and the par value of the issued shares was recorded with the offset to additional paid-in capital.

In April 2023, the Company amended its certificate of incorporation. The Company is authorized to issue 150,000,000 shares of Class A Common Stock, par value $0.0001 per share, and 15,000,000 shares of Class B Common Stock, par value $0.0001 per share.

Common Stock

The Class A common stock and Class B common stock are identical in all respects, except that each share of Class A common stock is entitled to one vote per share and each share of Class B common stock is entitled to ten votes per share. The two classes of common stock generally vote together as a single class on all matters submitted to a vote of the stockholders, except as otherwise required by law and the certificate of incorporation. The two classes of common stock participate ratably, meaning that each share of common stock is treated equally, with respect to dividends and distributions declared by the board of directors and in any distribution of the Company's assets available for distribution to the stockholders upon any liquidation or winding up of the Company. Each outstanding share of Class B common stock is convertible into one fully paid and nonassessable share of Class A Common stock (i) at any time at the option of the holder or (ii) automatically upon the consummation by the Company of an underwritten public offering of the Company's securities from which the Company receives gross proceeds in excess of $10,000,000.

Shares Issued for Services

The Company's 2020 Incentive Plan (the "Plan") authorized the issuance of 8,000,000 shares of common stock. The Company grants restricted stock awards to employees and non-employee advisors and consultants which are subject to vesting terms of 3-48 months.

A summary of restricted stock awards granted by the Company is as follows:

	December 31	
	2025	2024
Balance at beginning of the period	15,718,567	14,218,964
Granted	5,849,127	1,510,000
Forfeited	-	(10,397)
Balance at end of the period	21,567,694	15,718,567

During the years ended December 31, 2025 and 2024, 4,359,843 and 1,517,776 shares of Class A common stock were issued and vested and $385,587 and $582,751 were recorded as stock-based compensation expense in the consolidated statement of operations, all respectively.

As of December 31, 2025 and 2024, 2,236,013 and 638,278, shares of Class A common stock remained subject to vesting terms, respectively, with remaining time to vesting of 1.72 years as of December 31, 2025.

Private Placement

During the year ended December 31, 2025, the Company issued a total of 12,841,657 shares of Class A common stock for gross proceeds of $2,283,841 at a price per share of $0.18. During the year ended December 31, 2024, the Company issued a total of 3,676,249 shares of Class A common stock for gross proceeds of $611,897 at a price per share of $0.16. As of December 31, 2025 and 2024, $400,000 and $20,000 were recorded as subscription receivable in the consolidated balance sheet, respectively.

Regulation CF Offering

In 2024, the Company raised gross proceeds of $308,721 through the issuance of 1,929,506 shares of Class A common stock, in the aggregate, at a price per share of $0.16. The offering cost incurred was $15,436.

In 2025, the Company raised gross proceeds of $197,123 through the issuance of 1,515,266 shares of Class A common stock, in the aggregate, at a price per share of $0.16. The offering cost incurred was $17,987. Additionally, the Company issued its broker 11,756 shares of Class A common stock as broker compensation.

Warrants

The Company issued 1,000,000 warrants to purchase Class A common stock at an exercise price of $1.20 per share in connection with the acquisition of LawBot, as discussed in Note 6. The warrants were valued using Black-Scholes method at $344,000, using the following inputs: i) stock price of $1.00, ii) exercise price of $1.20, iii) term of 3.50 years, iv) interest rate of 3.75%, and v) volatility of 50%. The warrants remain unexercised as of December 31, 2025 and will expire on January 31, 2030.

The Company issued a warrant to purchase 300,000 shares of its Class A common stock to Gold Ridge Micro Cap II LLC, at an exercise price of $0.01 per share, as discussed in Note 7. The warrants were valued using Black-Scholes method at $51,300, using the following inputs: i) stock price of $0.18, ii) exercise price of $0.01, iii) term of 3.50 years, iv) interest rate of 3.75%, and v) volatility of 50%. The warrants remain unexercised as of December 31, 2025 and will expire on August 4, 2032.

Other Issuances

In 2025, in connection with the promissory note issued to JRB Consulting, LLC, the Company issued 225,000 shares of the Company's common stock (the "Commitment Shares"). The Commitment Shares had a fair value of $40,500. See Note 7.

Shares Outstanding

As of December 31, 2025 and 2024, 85,375,196 and 61,220,220 shares of Class A common stock and 12,427,839 and 12,427,839 shares of Class B common stock were issued and outstanding, all respectively.

Certain stock issuances were under restricted unit purchase agreements which stipulated repurchase options subject to vesting schedules dependent upon the stockholders' continued service to the Company, with the repurchase price set at the issuance price per share. As of December 31, 2025 and 2024, 2,236,013 and 638,278 shares, respectively, of Class A common stock were unvested and remained subject to the repurchase option.

LawBot, LLC

Concerning LawBot, LLC, the debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 9: RELATED PARTY TRANSACTIONS

In 2018, LawBot, LLC obtained loans from its members with an aggregate principal balance of $284,843. The notes bear a simple interest rate of 8% per annum and mature on March 31, 2026, as amended. As of December 31, 2025 and 2024, total principal of $284,843 and $284,843, and accrued interest of $190,189 and $162,521, remain outstanding, all respectively. During the year ended December 31, 2025 and 2024, the interest expense recognized amounted to $10,859 and $27,742, respectively.

During 2025, the Company owes Chris Lustrino, Co-Founder and CEO, $7,500 for payment of certain costs on its behalf, which remains outstanding as of December 31, 2025. This balance does not have a formal agreement, but is considered non-interest bearing and payable on demand.

NOTE 10: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 11: COMMITMENTS, CONTINGENCIES, AND CONCENTRATIONS

General

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the

Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 12: SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through April 9, 2026 the date the consolidated financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements.

KingsCrowd, Inc. and subsidiaries
A Delaware Corporation

Independent Auditor's Report and Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

KingsCrowd, Inc.

TABLE OF CONTENTS

IndigoSpireCPA

INDEPENDENT AUDITOR'S REPORT

To: Board of Directors, KingsCrowd, Inc. and subsidiary

We have audited the accompanying consolidated financial statements of KINGSCROWD, INC. and subsidiary (the "Company"), which comprise the consolidated balance sheet as of December 31, 2024 and 2023, and the related statements of operations, changes in shareholders' equity, and cash flows for the calendar years thus ended, and the related notes to such consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations, shareholders' deficit and its cash flows for the calendar years 2024 and 2023 calendar year in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the Notes to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpireCPA, PC

IndigoSpireCPA, PC
San José, California

May 21, 2025

KINGSCROWD, INC.
CONSOLIDATED BALANCE SHEETS
As of December 31, 2024 and December 31, 2023

	December 31,	
	2024	**2023**
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 146,477	$ 427,009
Subscription receivable	20,000	13,750
Accounts receivable	11,820	78,329
Other receivables	1,324	1,324
Prepaid expenses	8,299	-
Total Current Assets	187,920	520,412
Non-Current Assets:		
Investment in SAFE	50,000	50,000
Property and equipment, net	138	1,671
Intangible assets, net	2,244,568	2,761,432
Goodwill	649,973	649,973
Total Non-Current Assets	2,944,679	3,463,076
TOTAL ASSETS	$ 3,132,599	$ 3,983,488

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

	December 31, 2024	December 31, 2023
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 388,219	$ 329,366
Deferred revenue	209,726	238,456
Due to members	284,843	284,843
Loans payable, current portion	92,686	223,707
Acquisition payable	369,020	369,020
Other current liabilities	178,575	169,750
Total Current Liabilities	1,523,069	1,615,142
Non-current Liabilities:		
Loans payable, net of current portion	136,111	-
Other non-current liabilities	6,389	6,389
Total Non-current Liabilities	142,500	6,389
Total Liabilities	1,665,569	1,621,531
Stockholders' Equity:		
Class A common stock, $0.0001 par value, 150,000,000 shares authorized, 61,220,220 and 54,096,689 shares issued and outstanding as of December 31, 2024 and 2023, respectively	6,124	5,410
Class B common stock, $0.0001 par value, 15,000,000 shares authorized, 12,427,839 and 12,427,839 shares issued and outstanding as of December 31, 2024 and 2023, respectively	1,242	1,242
Additional paid-in capital	18,516,537	17,029,318
Accumulated deficit	(17,097,055)	(14,856,856)
Total stockholders' equity attributable to KingsCrowd, Inc.	1,426,848	2,179,114
Non-controlling interests	40,183	182,843
Total Stockholders' Equity	1,467,030	2,361,957
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 3,132,599	$ 3,983,488

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

KINGSCROWD, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 2024 and 2023

	December 31	
	2024	**2023**
Net revenues	$ 608,431	$ 716,965
Operating Expenses:		
General, administrative, and operations	2,263,621	3,517,839
Research and development	586,760	654,248
Sales and marketing	96,067	253,319
Sales and marketing – customer list amortization	-	41,002
Total Operating Expenses	2,946,448	4,466,408
Loss from operations	(2,338,017)	(3,749,443)
Other Income/(Expense):		
Interest expense	(153,597)	(102,642)
Others - net	108,754	86,262
Total Other Income/(Expense)	(44,841)	(16,380)
Provision for income taxes	-	-
Net loss	$ (2,382,859)	$ (3,765,823)
Net loss attributable to KingsCrowd, Inc.	(2,240,199)	(3,653,530)
Net loss attributable to non-controlling interests	(142,660)	(112,293)
	(2,382,859)	(3,765,823)
Weighted average common shares outstanding		
-Basic and Diluted	67,134,516	63,332,100
Net loss per common share attributable to KingsCrowd, Inc. stockholders		
-Basic and Diluted	$ (0.04)	$ (0.06)

KINGSCROWD, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the years ended December 31, 2024 and 2023

	Class A Common Stock		Class B Common Stock						
	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total	Non-controlling Interests	Total Stockholders' Equity
Balance at December 31, 2023	54,096,689	$ 5,410	12,427,839	$ 1,242	$ 17,029,318	$ (14,856,856)	$ 2,179,114	$ 182,843	$ 2,361,957
Issuance of common stock - Reg D	3,676,249	368	-	-	611,529	-	611,897	-	611,897
Issuance of common stock - Reg CF	1,929,506	193	-	-	308,528	-	308,721	-	308,721
Issuance of common stock - advisors	688,478	69	-	-	150,704	-	150,773	-	150,773
Issuance of common stock - consultants	300,048	31	-	-	300,017	-	300,048	-	300,048
Issuance of common stock - employees	529,250	53	-	-	131,877	-	131,929	-	131,929
Offering costs	-	-	-	-	(15,436)	-	(15,436)	-	(15,436)
Net loss	-	-	-	-	-	(2,240,199)	(2,240,199)	(142,660)	(2,382,859)
Balance at December 31, 2024	61,220,220	$ 6,124	12,427,839	$ 1,242	$ 18,516,537	$ (17,097,055)	$ 1,426,848	$ 40,183	$ 1,467,030
Balance at December 31, 2022	44,631,838	$ 4,465	12,427,839	$ 1,242	$ 14,333,244	$ (11,203,326)	$ 3,135,625	$ -	$ 3,135,625
Issuance of common stock - Reg D	6,139,063	614	-	-	1,065,602	-	1,066,216	-	1,066,216
Issuance of common stock - advisors	1,813,900	181	-	-	569,803	-	569,984	-	569,984
Issuance of common stock - consultants	885,464	88	-	-	753,506	-	753,594	-	753,594
Issuance of common stock - employees	506,424	50	-	-	187,175	-	187,225	-	187,225
Issuance of common stock - contractor	120,000	12	-	-	119,988	-	120,000	-	120,000
Non-controlling interest portion of investment in subsidiary	-	-	-	-	-	-	-	295,136	295,136
Net loss	-	-	-	-	-	(3,653,530)	(3,653,530)	(112,293)	(3,765,823)
Balance at December 31, 2023	54,096,689	$ 5,410	12,427,839	$ 1,242	$ 17,029,318	$ (14,856,856)	$ 2,179,114	$ 182,843	$ 2,361,957

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

KINGSCROWD, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2024 and 2023

	December 31	
	2024	**2023**
Cash flows from operating activities		
Net loss	$ (2,382,859)	$ (3,765,823)
Adjustments to reconcile net loss to net cash used in operating activities:		
Bad debt expense	67,377	-
Security deposits forfeiture	-	7,329
Depreciation and amortization	518,397	593,169
Stock-based compensation	582,750	1,702,478
Loan fees capitalized, net of amortization	-	16,923
Capitalized interest expense	-	27,668
Net cash acquired with the subsidiary	-	27,564
Changes in operating assets and liabilities:		
(Increase)/Decrease in accounts receivable	(868)	(51,498)
(Increase)/Decrease in prepaid expenses	(8,299)	-
(Increase)/Decrease in deposit	-	4,275
Increase/(Decrease) in accounts payable	58,853	155,851
Increase/(Decrease) in deferred revenue	(28,730)	(21,740)
Increase/(Decrease) in other current liabilities	8,825	(3,105)
Net cash used in operating activities	(1,184,554)	(1,306,910)
Cash flows from financing activities		
Proceeds from loans	313,060	358,959
Repayments of loans	(307,970)	(284,466)
Proceeds from issuance of Class A common stock	914,368	1,077,466
Offering costs	(15,436)	-
Net cash provided by financing activities	904,022	1,151,959
Net change in cash	(280,532)	(154,951)
Cash at beginning of the period	427,009	581,960
Cash at end of the period	$ 146,477	$ 427,009
Supplemental disclosure of cash flow information:		
Cash paid for interest expense	$ 126,843	$ 40,781
Cash paid for income tax	$ -	$ -

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

NOTE 1: NATURE OF OPERATIONS

KingsCrowd, Inc. (the "Company") is a corporation organized on December 14, 2017 under the laws of Delaware, and headquartered in Boston, Massachusetts. The Company was originally incorporated under the name Kings Crowd, LLC as a Delaware limited liability company. On December 28, 2020, the Company converted from a Delaware limited liability company to a Delaware corporation and changed its name from Kings Crowd, LLC to KingsCrowd, Inc.

The Company seeks to bring together financial experts and technologists to help investors make more informed startup investment decisions on crowdfunding portals by providing the infrastructure for startup business investment decision making based on four key components:

- Education - Providing expert editorial content in addition to "how-to" guides and tools.
- Analytics - Offering standardized deal ratings and synthesized data analytics.
- Research - Combining in-house market research with crowd-sourced research.
- Recommendations - Providing "Top Deal" picks and access to expert network due diligence.

On November 8, 2021, KingsCrowd Capital, LLC was incorporated as a limited liability company under the laws of the State of Delaware and KingsCrowd, Inc. is the sole member.

On January 23, 2023, the Company purchased 17,000 Class A units of LawBot, LLC ("LawBot"), or 50.3% interest. As such, LawBot became a subsidiary of the Company. The Company has the option to subscribe for and purchase the remaining membership interests of LawBot or 16,788 Class A and Class B Units for a consideration of 3.5 times LawBot's adjusted revenue for the year ended December 31, 2025. LawBot, LLC was founded to make EDGAR filing simple and easy and to provide high-quality SEC form drafts for crowdfunding platforms, their issuers, law firms, and their clients.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The consolidated financial statements include all accounts of KingsCrowd, Inc., KingsCrowd Capital, LLC and LawBot, LLC. All significant intercompany transactions have been eliminated in consolidation.

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant Risks and Uncertainties

The Company has not yet produced profits and is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated balance sheets approximate their fair value.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2024 and 2023, the Company had cash of $0 and $27,071, respectively, in excess of federally insured limits, and is therefore subject to significant credit risk and exposed to potential losses on these uninsured deposits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors.

Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions.

During the year ended December 31, 2024, the Company wrote off $67,377 of accounts receivable as uncollectible, providing allowances of $437,157 and $363,781 as of December 31, 2024 and 2023, respectively. These allowances primarily relate to long-outstanding receivables from Series One and other trade receivables. The Company uses the allowance method to account for bad debts, estimating the amount of uncollectible accounts based on historical experience and current economic conditions.

Subscription Receivable

The Company records share issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription receivable is reclassified as a contra account to stockholders' equity on the consolidated balance sheet.

Escrow Receivable

Amounts held in escrow are recognized at estimated realizable value and primarily relate to the stock offerings.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

Property and Equipment, Intangible Assets

Property and equipment and intangible assets are recorded at cost. Depreciation and amortization are calculated using the straight-line method over the following estimated useful lives of assets:

Computer equipment	3 years
Customer list	3 years
Website	3 years
Software	5-15 years
License	indefinite

The useful lives and the depreciation and amortization methods are reviewed periodically to ensure that the periods and depreciation and amortization methods are consistent with the expected pattern of economic benefits from items of property and equipment and intangible assets.

There were no changes in the estimated useful lives of each of the Company's items of property and equipment and intangible assets for the years ended December 31, 2024 and 2023.

Goodwill

The Company records goodwill when it acquires businesses and recognizes the excess of the purchase price over the fair value of identifiable net assets acquired. Goodwill is not amortized but is subject to annual impairment testing as of the reporting date. The impairment test compares the fair value of each reporting unit with its carrying amount, including goodwill. If the fair value is determined to be less than the carrying amount, an impairment loss is recognized, not to exceed the total amount of goodwill allocated to that reporting unit.

The Company performs its semi-annual impairment test and whenever events or changes in circumstances suggest that the carrying amount of goodwill may not be recoverable. The determination of fair value involves significant management judgment and estimation. Key assumptions include projected future cash flows, discount rates, and other factors that could impact the fair value assessment. The Company reviews and updates the assumptions used in the impairment test regularly to reflect changes in business conditions. Any impairment losses identified are recorded in the consolidated statement of operations in the period in which they are determined.

As of December 31, 2024, no impairment indicators were identified, and the Company believes that the carrying value of goodwill is recoverable. The Company will continue to monitor events and circumstances that could impact the recoverability of goodwill and will perform impairment testing as required by accounting standards.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the management assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the Company's long-lived assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

No impairment in the value of property and equipment or intangible assets was recognized for the years ended December 31, 2024 and 2023.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts (or beneficial conversion features) to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts or beneficial conversion features under these arrangements are (i) amortized over the term of the related debt to their stated date of redemption or (ii) when based on a future contingent event, the beneficial conversion feature is deferred and recorded at the time when the contingency no longer exists.

Non-Controlling Interests

Non-controlling interests are classified as a separate component of equity in the Company's consolidated balance sheets and consolidated statements of changes in stockholders' equity. Net income (loss) attributable to non-controlling interests is reflected separately from consolidated net income (loss) in the consolidated statements of operations and consolidated statements of changes in stockholders' equity. Any change in ownership of a subsidiary while the controlling financial interest is retained is accounted for as an equity transaction between the controlling and non-controlling interests. In addition, when a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary will be initially measured at fair value and the difference between the carrying value and fair value of the retained interest will be recorded as a gain or loss. The Company has non-controlling interests via its subsidiary LawBot, LLC.

During the years ended December 31, 2024 and 2023, the Company recorded losses of $142,659 and $112,293, respectively, attributable to non-controlling interests.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company collects revenues in advance for its membership subscriptions and initially records as deferred revenues. The Company has determined that its performance obligations in relation to these agreements with customers are satisfied through the passage of time of the underlying subscription period, which are monthly or annually. Monthly subscriptions are recognized upon completion of the month of service, while annual subscriptions are recognized monthly over the subscription period on a straight-line basis.

LawBot, LLC derives revenue from creating, filing and managing all of the customers' capital raising documents online. The Company has determined that its performance obligations in relation to these agreements with customers are satisfied at a point in time when the customer selects, completes and submits a form on LawBot's online platform.

Contract Balances

A receivable is recognized if an amount of consideration that is unconditional is due from the customer (i.e., only the passage of time is required before payment of the consideration is due). The Company collects payments from customers in advance and therefore no accounts receivable is recognized. However, the Company uses third parties for customer payments processing and there may be funds being held in escrow at the end of the reporting period. As of both December 31, 2024 and 2023, $0 of revenues were not yet closed out of escrow.

A contract liability is recognized if a payment is received or a payment is due (whichever is earlier) from a customer before the Company transfers the related goods or services. Contract liabilities are recognized as revenue when the Company performs under the contract (i.e., transfers control of the related goods or services to the customer). The Company has contract liabilities of $209,726 and

$238,456 as of December 31, 2024 and 2023, respectively, recognized as deferred revenue in the consolidated balance sheets.

		Contract Liabilities
Deferred revenue, December 31, 2023	$	238,456
Cash paid on contracts with customers		300,350
Revenues recognized		(329,080)
Deferred revenue, December 31, 2024	$	209,726

Disaggregated Revenue Information

	December 31			
	2024		2023	
Type of good or service:				
Subscription	$	246,189	$	337,728
Forms		310,495		335,322
Others		51,747		43,915
Total revenue from contracts with customers	$	608,431	$	716,965
Timing of revenue recognition:				
Good or service transferred over time	$	246,189	$	337,728
Good or service transferred at a point in time		362,242		379,237
	$	608,431	$	716,965

Advertising Costs

The Company expenses advertising costs as they are incurred. Advertising expense for the years ended December 31, 2024 and 2023 totaled $32,119 and $21,613, respectively.

Research and Development

Research and development costs are expensed as incurred.

Leases

On January 1, 2022, the Company adopted ASC 842, Leases, as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use (ROU) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from lease arrangements. The Company adopted the new guidance using a modified retrospective method. Under this method, the Company elected to apply the new accounting standard only to the most recent period presented, recognizing the cumulative effect of the accounting change, if any, as an adjustment to the beginning balance of retained earnings. Accordingly, prior periods have not been recast to reflect the new accounting standard. The cumulative effect of applying the provisions of ASC 842 had no material impact on accumulated deficit.

The Company elected transitional practical expedients for existing leases which eliminated the requirements to reassess existing lease classification, initial direct costs, and whether contracts contain leases. Also, the Company elected to present the payments associated with short-term leases as an expense in statements of operations. Short-term leases are leases with a lease term of 12 months or less. The Company leases office spaces with a lease term of 6 to 12 months. The adoption of ASC 842 had no impact on the Company's consolidated balance sheet as of December 31, 2024 and 2023.

Stock-Based Compensation

The Company measures all stock-based awards granted to employees, advisors and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company was a limited liability company through the December 28, 2020 conversion date. Accordingly, under the Internal Revenue Code, all taxable income or loss flowed through to its members through such date. Therefore, no provision for income tax has been recorded in the statements until the conversion date. Income from the Company was reported and taxed to the members on their individual tax returns. Upon the conversion to a corporation, the Company is now taxable as a corporation effective December 28, 2020.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2024 and 2023, diluted net loss per share is the same as basic net loss per share for each period.

NOTE 3: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $2,240,199 and $3,653,530 during the years ended December 31, 2024 and 2023, respectively, has an accumulated deficit of $17,097,055 as of December 31, 2024, has incurred negative cash flows from operations for the years ended December 31, 2024 and 2023, and lacks liquid assets to satisfy its obligations as they come due with a working capital deficit of $1,335,149 as of December 31, 2024. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 4: INVESTMENT IN SAFE

In December 2022, LawBot, LLC purchased a Simple Agreement for Future Equity ("SAFE") notes of So. Capital Inc., which is now owned by Crowd Diligence, Inc., in the amount of $50,000. The conversion is effective upon Crowd Diligence, Inc. closing an equity funding round of at least $100,000. In May 2023, in exchange for this, Crowd Diligence, Inc. issued to LawBot, LLC the right to certain shares of its capital stock. The discount rate is 20% and the valuation cap is $3,750,000. LawBot, LLC may convert the SAFE to a number of shares of the CF Shadow Series of Preferred Stock in the first equity financing from which Crowd Diligence, Inc. receives gross proceeds of not less than $1,000,000, or elect to continue the term of the SAFE without converting the purchase amount to capital stock. The investment is carried at cost less impairment losses and is assessed for impairment semi-annually. No impairment was recorded as of December 31, 2024 and 2023.

NOTE 5: NON-CURRENT ASSETS

As of December 31, 2024 and 2023, property and equipment and intangible assets consisted of the following:

	December 31, 2024				
	Equipment	Software	Customer list	Website	License
Cost	$ 11,519	$ 325,867	$ 612,814	$ 1,550,000	$ 2,167,610
Less: Reversal	-	-	(243,794)	-	-
Adjusted cost	11,519	325,867	369,020	1,550,000	2,167,610
Accumulated depreciation and amortization	(11,381)	(323,909)	(369,020)	(1,475,000)	-
Net Book Value	$ 138	$ 1,958	$ -	$ 75,000	$ 2,167,610

	December 31, 2023				
	Equipment	Software	Customer list	Website	License
Cost	$ 11,519	$ 325,867	$ 612,814	$ 1,550,000	$ 2,167,610
Less: Reversal	-	-	(243,794)	-	-
Adjusted cost	11,519	325,867	369,020	1,550,000	2,167,610
Accumulated depreciation and amortization	(9,848)	(323,712)	(369,020)	(958,333)	-
Net Book Value	$ 1,671	$ 2,155	$ -	$ 591,667	$ 2,167,610

Depreciation and amortization totaled $518,397 and $593,169 for the years ended December 31, 2024 and 2023, respectively. The cost of fully depreciated and amortized assets still being used amounted to $373,115 and $373,115 as of December 31, 2024 and 2023, respectively. Intangible assets with a cost basis of $2,244,887 and $2,244,887 have a weighted average remaining useful life of 0.37 and 1.37 years as of December 31, 2024 and 2023, all respectively, and will be recognized on a straight-line basis over the remaining amortization period.

In 2023, the Company recorded goodwill of $649,974 upon its acquisition of its subsidiary, Lawbot. The goodwill is assessed for impairment semi-annually and as of December 31, 2024 and 2023, no impairment losses were determined to be necessary. See Note 6.

License

The Company entered into an agreement to license an intellectual property for 16 months beginning December 1, 2019. The Company agreed to pay a monthly fee of approximately 25% of certain revenues generated from the licensed assets. When the aggregate of the fee paid each month reaches a total of $150,000, the Company agreed to pay an additional 1% of revenue per year until either the Company has paid to the licensor the sum of $1,000,000, or the Company is acquired in a positive transaction, which would be in addition to 5% of the outstanding membership interest units of the Company as of March 31, 2021. Upon which time, the full ownership of all licensed intellectual property shall transfer to the Company.

In February 2022, the agreement was amended to extend the duration of the exclusive license into perpetuity, waive the right of the licensor to any fees not already paid by the Company as licensee, waive any fees that might be contemplated by the original agreement, and deliver to licensor shares of common stock equivalent to 4% of the outstanding Class A common stock of the Company as of March 31, 2021. As a result, the Company issued 2,167,610 shares of Class A common stock to the licensor on the same date of this amended agreement. These shares were attributed a fair value based on the active offering price of the Company's shares of common stock at the issuance date at $1.00 per share and the value was recorded as an indefinite-lived intangible asset.

See Note 6 for the discussion of customer list and website.

NOTE 6: ACQUISITIONS

Early Investing

On March 20, 2020, the Company acquired 100% of the membership interests of Oxford Financial Publishing, LLC (the "Seller") in Early Investing, LLC, a Maryland limited liability company, through an asset purchase agreement. The acquisition was accounted for using the asset purchase method, in which the fair value of the transaction is allocated and attributed to specific assets based on their relative fair value. No liabilities were assumed in the acquisition.

The Company determined that the transaction was an acquisition of asset which is the revenue-producing customer list. The revenue-producing activity of the acquired asset did not remain generally the same as before the transaction. The Seller retained the right to sell its own products to the customer list and is allowed to continue generating revenue from the customer list for a period of two years. Therefore, the full transaction value was attributed as a customer list asset.

The purchase price of the asset is 40% of the gross receipts generated by the Company from the customer list in the first year after the purchase, 25% in the second year and 10% in the third year. Based upon the revenue generated by the Company by marketing its Kings Crowd products to the customer list, for the period from May 2020 to January 2021, the Company estimated that average monthly revenues from the customer list will be $68,090 per month for the three-year period following the purchase. In accordance with ASC 450 where the contingent future liabilities under this agreement are probable and estimable, the Company had recorded an acquisition payable of $612,814, as an estimate of the three years of payments to be made to the Seller and has recorded a customer list asset of $612,814, amortized using the straight-line method over the three-year estimated useful life of the asset. The Company reassessed the purchase price at the end of the reporting period based on the actual revenues generated from the date of the acquisition to the reporting date. As a result, customer list and acquisition payable were reduced to $369,020 and a gain from reversal of accumulated amortization amounting to $152,464 was recognized during the year ended December 31, 2022.

The amortization was recorded as "sales and marketing – customer list amortization" operating expense in the consolidated statements of operations in the amount of $0 and $41,002 for the years ended December 31, 2024 and 2023, respectively. As of December 31, 2024 and 2023, acquisition payable amounted to $369,020.

Crowdwise

On July 1, 2021, the Company entered into an agreement to purchase certain assets of Crowdwise, LLC, operated on the internet in connection with its website, for an aggregate consideration of $50,000 paid on April 2022. The acquisition was accounted for using the asset purchase method, in which the fair value of the transaction is allocated and attributed to specific assets based on their relative fair value. No liabilities were assumed in the acquisition.

The assets acquired consisted of domains, brand/trademarks, images, software, social media accounts, contents and newsletter subscribers, of which the Company determined the full amount of fair value received in this transaction is attributed to the website and its underlying code and therefore the full transaction value was attributed as a website asset. The website asset is amortized over the three-year estimated useful life of the asset (see Note 5).

Technori

On February 25, 2022, the Company entered into an agreement to purchase certain assets of Technori, LLC, operated on the internet in connection with its website, for an aggregate consideration of 1,500,000 shares of Class A common stock of the Company, which were attributed a fair value based on the active offering price of the Company's shares of common stock at the issuance date at $1.00 per share. The acquisition was accounted for using the asset purchase method, in which the fair value of the transaction is allocated and attributed to specific assets based on their relative fair value. No liabilities were assumed in the acquisition.

The assets acquired consisted of websites, social media accounts, domain names, newsletter, subscriptions and all Technori digital assets, of which the Company determined the full amount of fair value received in this transaction is attributed to the website and its underlying code and therefore the full transaction value was attributed as a website asset. The website asset is amortized over the three-year estimated useful life of the asset (see Note 5).

Lawbot

On January 23, 2023, the Company purchased 17,000 Class A units of LawBot, LLC ("LawBot"), or 50.3% interest. As such, LawBot became a subsidiary of the Company. The Company has the option to subscribe for and purchase the remaining membership interests of LawBot or 16,788 Class A and Class B Units for a consideration of 3.5 times LawBot's adjusted revenue for the year ended December 31, 2025.

The consideration paid for this acquisition was $250,000 of cash and 1,000,000 warrants (the "Warrants") to purchase Class A Common Stock (the "Common Stock") of KingsCrowd at an exercise price of $1.20 per share, which the Company valued under the Black-Scholes method at $344,000, resulting in total purchase consideration of $594,000.

Upon acquisition, the Company recorded the assets and liabilities of Lawbot at fair value, resulting in the recognition of assets of $138,283 and liabilities of $489,393. The excess of the consideration paid over the net identifiable assets received resulted in the recognition of goodwill of $649,974 and non-controlling interests in the net assets (contra-equity) of $295,136.

The Company obtained a loan in connection with this acquisition, as discussed in Note 7.

NOTE 7: LOANS

In 2021 and 2022, the Company entered into short-term agreements with non-bank entities under which future accounts receivable may be purchased for a discount. Repayments are made monthly and the loans are secured by Company's assets under the agreements' terms. The Company received a total of $0 under such relationships and incurred fees of $0 during the years ended December 31, 2024 and 2023. The fees incurred were recorded as a discount to the loans and amortized to interest expense over the 12-month contract term. The Company repaid a total of $0 and $89,145, including payment for fees amounting to $0 and $7,329, during the years ended December 31, 2024 and 2023, all respectively. The balance due as of December 31, 2024 and 2023 was $0.

In 2023 and 2024, the Company entered into similar agreements above with different entities. The Company received a total of $30,060 and $40,500 and under such relationships and incurred fees of $940 and $4,500 during the years ended December 31, 2024 and 2023, respectively. The Company repaid a total of $113,310 and $23,609, including payment for fees amounting to $56,251 and $10,109, during the years ended December 31, 2024 and 2023, all respectively. The balance due as of December 31, 2024 and 2023 was $0 and $14,321, respectively.

From January 2022 to August 2024, the Company obtained loans from Celtic Bank through Stripe Capital Program, a business loan program for users of Stripe, Inc.'s payment processing platform. As of December 31, 2024 and 2023, the Company received a total of $58,000 and $26,900 and incurred a fixed fee assessed by the bank totaling $7,869 and $3,658 which represents the total cost of the loan, all respectively. The repayment rate of the principal and fixed fee is 20% of daily merchant receivables withheld by Stripe, Inc. to repay the loan. The Company repaid $59,439 and $63,675 during the years ended December 31, 2024 and 2023, respectively. Of such, during the years ended December 31, 2024 and 2023, $2,900 and $9,594, respectively, relate to the fixed fee which were recorded as interest expense in the consolidated statement of operations. The balance outstanding as of December 31, 2024 and 2023 was $11,030 and $21,817, respectively.

In 2023, the Company obtained a loan with a principal amount of $250,000 from Gold Ridge Micro Cap II. The proceeds were solely for the purchase of membership interests in LawBot. The term loan bears interest of 12% per annum, matures on December 31, 2025, and is secured by the Company's right, title and interest in the equity interests in LawBot LLC. In 2024, the Company repaid $183,163. The balance outstanding as of December 31, 2024 and 2023 was $0 and $183,163, respectively.

In July and November 2024, the Company obtained loans with a principal amount of $225,000 from Scott Group, LLC, bearing interest at 9% and maturing in 2027. The loan requires monthly payments of $7,155. The Company repaid a total of $15,890 including interest payments amounting to $2,011, during the year ended December 31, 2024. The balance due as of December 31, 2024 and 2023 was $211,111. Future maturities on this loan are $75,000, $75,000, and $61,111 for the years 2025, 2026, and 2027, respectively.

NOTE 8: EQUITY

Limited Liability Company to Corporate Conversion, Stock Split

At inception, the Company had a single class of common units authorized, of which 1,000 were granted to its founding members, and each unit has equal voting rights and profit interests in the Company. These units have been issued to the founding members and were attributed zero value in these financial statements. In June 2018, the Company effected a 2,000-for-1 reverse split, increasing the total granted units from 1,000 to 2,000,000.

In December 2020, the Company authorized 66,000,000 shares of $0.0001 par value common stock, including 51,000,000 shares of Class A common stock and 15,000,000 shares of Class B common stock, upon conversion to corporation, as discussed in Note 1. All membership interests in Kings Crowd, LLC, including unvested restricted units and unexercised warrants, were converted at a conversion rate of 12.71915097123437 shares of common stock for each membership unit. All shares and warrants reflected in these financial statements are indicative of post-split figures and the par value of the issued shares was recorded with the offset to additional paid-in capital.

In April 2023, the Company amended its certificate of incorporation. The Company is authorized to issue 150,000,000 shares of Class A Common Stock, par value $0.0001 per share, and 15,000,000 shares of Class B Common Stock, par value $0.0001 per share.

As of December 31, 2024 and 2023, 12,427,839 and 12,427,839 shares of Class A common stock and 11,594,551 and 11,594,551 shares of Class B common stock of the founders were issued and outstanding, all respectively.

Common Stock

The Class A common stock and Class B common stock are identical in all respects, except that each share of Class A common stock is entitled to one vote per share and each share of Class B common stock is entitled to ten votes per share. The two classes of common stock generally vote together as a single class on all matters submitted to a vote of the stockholders, except as otherwise required by law and the certificate of incorporation. The two classes of common stock participate ratably, meaning that each share of common stock is treated equally, with respect to dividends and distributions declared by the board of directors and in any distribution of the Company's assets available for distribution to the stockholders upon any liquidation or winding up of the Company. Each outstanding share of Class B common stock is convertible into one fully paid and nonassessable share of Class A Common stock (i) at any time at the option of the holder or (ii) automatically upon the consummation by the Company of an underwritten public offering of the Company's securities from which the Company receives gross proceeds in excess of $10,000,000.

Shares Issued for Services

The Company's 202 Incentive Plan (the "Plan") authorized the issuance of 8,000,000 shares of common stock. The Company grants restricted stock awards to employees and non-employee advisors and consultants which are subject to vesting terms of 3-48 months.

A summary of restricted stock awards granted by the Company is as follows:

	December 31	
	2024	2023
Balance at beginning of the year	14,039,827	12,827,439
Granted	1,510,000	2,112,553
Forfeited	(10,397)	(564,813)
Balance at end of the year	15,539,430	14,375,179

During the years ended December 31, 2024 and 2023, 1,517,776 and 3,325,787 shares of Class A common stock were issued and vested and $582,751 and $1,702,478 were recorded as stock-based compensation expense in the consolidated statement of operations, all respectively. As of December 31, 2024 and 2023, 638,278 and 656,451, shares of Class A common stock remained subject to vesting terms, respectively, with remaining time to vesting of 1.1 years as of December 31, 2024.

Regulation A and D Offering

In 2021, the Company qualified to offer up to 15,000,000 shares of Class A common stock under Regulation A. Of the 15,000,000 shares of Class A common stock being offered, (i) the Company is offering up to an aggregate of 13,000,000 newly issued shares of Class A common stock and (ii) certain selling stockholders are offering up to an aggregate of 2,000,000 shares of Class A common stock currently outstanding ("Regulation A Offering"). The shares being offered by one of the selling stockholders are held as shares of Class B common stock, which shares will convert into shares of Class A common stock upon the sale of such shares in the Regulation A Offering. During the year ended December 31, 2022, the Company issued new shares of Class A common stock totaling 2,645,327 and 1,097,893 for gross proceeds of $2,645,328 and $1,097,893 at a price per share of $1.00 and the selling stockholders sold 255,474 and 35,838 shares of Class A common stock and 255,474 and 35,838 shares of Class B common stock, all respectively.

The Company also issued 100,000 shares of Class A common stock under a Regulation D offering for gross proceeds of $ $100,000 during the year ended December 31, 2023.

Private Placement

In 2023, the Company started offering up to 4,687,500 of its Class A common stock, par value $0.0001 per share under Regulation CF Offering. During the years ended December 31, 2024 and 2023, the Company issued a total of 3,676,249 and 6,039,063 shares of Class A common stock for gross proceeds of $611,897 and $966,216, all respectively, at a price per share of $0.16. As of December 31, 2024 and 2023, $20,000 and $13,750 were recorded as subscription receivable in the consolidated balance sheet, respectively.

Regulation CF Offering

In 2024, the Company raised gross proceeds of $308,721 through the issuance of 1,929,506 shares of Class A common stock, in the aggregate, at a price per share of $0.16. The offering cost incurred was $15,436.

Warrants

The Company issued 1,000,000 warrants to purchase Class A Common Stock (the "Common Stock") to Lawbot at an exercise price of $1.20 per share in connection with the acquisition discussed in Note 6. The warrants remain unexercised as of December 31, 2024 and expire on January 31, 2030.

Other Issuances

In 2022, the Company issued 1,500,000 shares of Class A common stock in conjunction with the asset purchase agreement discussed in Note 6. These shares were attributed a fair value based on the active offering price of the Company's shares of common stock at the issuance date at $1.00 per share.

In addition, 2,167,610 shares of Class A common stock were issued in connection with the licensed intellectual property discussed in Note 5. The shares were attributed a fair value based on the active price of the Company's shares of common stock at issuance date at $1.00 per share.

Shares Outstanding

As of December 31, 2024 and 2023, 61,220,220 and 54,096,689 shares of Class A common stock and 12,427,839 and 12,427,839 shares of Class B common stock were issued and outstanding, all respectively. Certain stock issuances were under restricted unit purchase agreements which stipulated repurchase options subject to vesting schedules dependent upon the stockholders' continued service to the Company, with the repurchase price set at the issuance price per share. As of December 31, 2024 and 2023, 638,278 and 656,451 shares of Class A common stock were unvested and remained subject to the repurchase option, respectively.

LawBot, LLC

Concerning LawBot, LLC, the debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 9: RELATED PARTY TRANSACTIONS

In 2018, LawBot, LLC obtained loans from its members with an aggregate principal balance of $284,843. The notes bear a simple interest rate of 8% per annum and mature on March 31, 2026, as amended. As of December 31, 2024 and 2023, the total principal of $284,843 and $284,843 was outstanding and related accrued interest payable was $162,521 and $134,779, both respectively. During the year ended December 31, 2024 and 2023, the interest expense recognized amounted to $27,742 and $27,668, respectively.

NOTE 10: RECENT ACCOUNTING PRONOUNCEMENTS

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,* including subsequently issued ASUs, to clarify the implementation guidance in ASU 2016-13. The standard's main goal is to improve financial reporting by requiring earlier recognition of credit losses on financing receivables and other financial assets in scope. ASU 2016-13 will be effective for private companies' fiscal years beginning after December 15, 2022. Early adoption is permitted. The Company is adopted this standard effective January 1, 2023 and the adoption of such did not have a material impact on the Company's consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, *Intangibles - Goodwill and Other (Topic 350)*, simplifying Accounting for Goodwill Impairment. ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is adopted this standard effective January 1, 2023 and the adoption of such did not have a material impact on the Company's consolidated financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 11: COMMITMENTS, CONTINGENCIES, AND CONCENTRATIONS

General

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 12: INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statements and income tax purposes. The differences relate primarily to net operating loss carryforwards. As of December 31, 2024 and 2023, the Company had net deferred tax assets before valuation allowance of $1,904,233 and $1,527,624, respectively. The following table presents the deferred tax assets by source:

	December 31			
		2024		2023
Deferred tax assets:				
Net operating loss carryforwards	$	1,627,556	$	1,339,541
Research and development credits		276,677		188,083
Valuation allowance		(1,904,233)	-	1,527,624
Net deferred tax assets	$	-	$	-

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required as the Company has not yet generated income since inception. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 24.95%. The effective rate is reduced to 0% due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. As of December 31, 2024 and 2023, the Company had net operating loss carryforwards available to offset future taxable income in the amount of $6,523,271 and $5,368,902, respectively.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 13: SUBSEQUENT EVENTS

Class A Common Stock Issuance

Through the issuance date of these consolidated financial statements, the Company raised gross proceeds of $191,000 through the issuance of 1,185,985 shares of Class A common stock under private placements and debt conversion.

SAFE Agreements

In December 2024, the Company entered into agreements with various investors to exchange SAFE notes of the Company totaling $92,399 into convertible notes.

Convertible Notes

In January 2025, Company entered into convertible note agreements with various lenders for total principal amounting to $582,276, with simple interest on the outstanding principal amount at the rate of 6.0% per annum. All unpaid interest and principal shall be due and payable upon request of the majority holders on or after May 10, 2026.

Management's Evaluation

Management has evaluated subsequent events through May 21, 2025, the date the consolidated financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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Invest in Kingscrowd

Find, Research, and Track Your Next Startup Investment

Kingscrowd, a leading real-time database platform tracking startup crowdfunding deals across 100+ websites. Paying members include the SEC and tens of thousands of newsletter subscribers. The company has completed 7 acquisitions to expand product and data coverage and has booked $2.5M+ in 2025 sales* - a ~3X increase from last year.

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This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


KINGSCROWD
The Only Platform Tracking Startup Crowdfunding Deals Across 100+ Platforms

$461,679.26 Raised

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$0.29 Per Share

PREVIOUSLY CROWDFUNDED ⓘ
$4,807,127.08

RAISED ⓘ	INVESTORS
$461,679.26	232
MIN INVEST ⓘ	VALUATION
$500.54	$28.8M

Most Momentum
Top 15 in amount raised last 72 hours

What does this badge mean? **See here**

ABOUT | TERMS | UPDATES | REWARDS | DISCUSSION | INVESTING FAQS

REASONS TO INVEST

- **Offers institutional-grade startup data for a fraction of the price -** while PitchBook and Bloomberg charge close to $24,000/year for limited private market data and focus more on public market data, Kingscrowd democratizes access to crowdfunding intelligence for $15/month.

- **$2.5M+ booked sales* in 2025 with strategic market consolidation -** up from ~$700K last year. Kingscrowd completed 7 strategic acquisitions, including Lustro and CrowdCheck. We've also raised $2.1M for our in-house venture capital fund from 67 LPs.

- **Used by institutions and a community of fervent newsletter subscribers -** the SEC, Notre Dame, and USC have referenced our research for private market analysis. Our newsletter maintains 60%+ open rates (3X industry average) and 1,000+ customers pay for our premium data and tools

*'Booked sales' means the total value of signed customer contracts obligated to be paid (cash received plus contracted amounts). Under accrual accounting, portions may be recognized over time and presented as revenue, deferred revenue, or accounts receivable depending on contract terms. Please refer to our full disclosure at the bottom of this page.

TEAM



Chris Lustrino • Chief Executive Officer, Principal Accounting Officer, Director

Founder & CEO of KingsCrowd since 2018 with a background in private equity and venture backed startups with millions in sales since founding. Co-Founder & GP of KingsCrowd Capital and formerly founder of SIC, one of the first alt investing blogs (acq. 18).

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Peyton Meredith • COO - raisepapers

A passionate COO and founder herself that ensures a quality experience for our intermediaries and founders alike at raisepapers. She has spent her entire career at startups including running her own wellness business.

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Brian Belley • Chief Technology Officer

A seasoned tech leader with a rich background in engineering, venture investing, software development and entrepreneurship. He's made 220+ angel investments on platforms like StartEngine. Founded Crowdwise (acq. 2020 by KC) & serves on the Board of the CFPA.

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Scott Kitun • Co-founder & COO at Songfinch, Advisor to Kingscrowd Capital

Media entrepreneur and investor with 2 exits and Co-founder/COO of Songfinch. Grew Songfinch into a 9-figure business, backed by major tech/music names. Made over 20 seed investments and has had many successful exits.
*Past individual success does not guarantee that KingsCrowd will have the same success.

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Sam Fiske • Head of Content

Media strategist and content creator. Transformed Technori into a leading digital media brand. EP for industry-leading Technori and Inside Startup Investing podcasts. Featured in AP, Vice, & WSJ. Led video projects for Salesforce, Capital One & Home Chef.

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Léa Bouhelier-Gautreau • Senior Investment Associate

Impact investing and sustainability enthusiast. Formerly with Stanford's StartX, led Malawian startup study. Volunteers aiding entrepreneurs in Cameroon, Brazil, Colombia. Anthropology grad, holds an MBA from UC Davis.

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Teddy Lyons • Senior Investment Associate

Background in VC and investment banking. Ex-Deutsche Bank analyst, TMT group. Former Alchemi Capital associate. Economics and Psychology grad from Wesleyan University, ex-varsity soccer captain. Holds a Masters in Finance from Boston College.

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Chris Martin • Integrated Operations Manager

Operated as a QA & Tech Lead at Hill Holliday & EP+Co for over 8 years. Specializing in WCAG, shift-left DevOps, and remote team management. Takes pride in picking up new skills and wearing multiple hats in order to get the job done.

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Michael Vandenbos • VP of Business Development
Mike leads the Business Development Team at KingsCrowd as an experienced entrepreneur in helping scale companies to profitability. Mike is passionate about growing startups and believes crowdfunding is an emerging champion of online capital formation.
*Past individual success does not guarantee that KingsCrowd will have the same success.

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Connor Loveless • Director of Sales
A seasoned sales executive with several years experience in the financial services industry including time spent at Startengine and BHG Financial with deep knowledge of working with founders and business owners capital needs.

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Cecilia Lenk • Director
A seasoned executive with more than a decade of angel investing experience and seven years working to help pioneer the equity crowdfunding markets.
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Daniel Waterman • Director
A member of the kingscrowd board for the past six plus years representing the Nantascot Holding in KingsCrowd.
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For stock, there's Bloomberg. For crypto, there's CoinMarketCap. For startup crowdfunding? There's Kingscrowd.

Industry estimates project private markets growing from $13 trillion today to more than $20 trillion by 2030 (source). Regular people aka retail investors have invested over $1.6 billion in startups since 2016 (source). Last year alone, 300,000 everyday investors backed 1,400 companies on equity crowdfunding platforms like StartEngine, Wefunder, and Republic. Most of them were investing in startups for the first time ever.

But here's the problem.


KINGSCROWD
Most Retail Investors Are Still Flying Blind

There's no easy way to compare one startup deal to another. No standard way to know if a company is overpriced or underpriced. Once you invest your money, good luck finding out how that company is actually doing.

Professional VCs and accredited investors have armies of analysts, expensive research tools, and inside connections. Regular retail investors? They're reading comments on crowdfunding pages and hoping for the best.

That's where Kingscrowd comes in.

We're inviting everyday people to not just use Kingscrowd to better inform their startup crowdfunding investments- but to own equity in Kingscrowd.

The Innovation

We built something new: a complete database of every startup raising money through equity crowdfunding in America, analyzed with industry standard methodology but priced for everyday investors. We've also raised $2M+ from 65+ LPs to launch the first fund focused exclusively on investing in equity crowdfunding deals based on our ratings.

We aggregate, clean, and standardize 300+ data points from 100+ crowdfunding platforms - tracking over 10,000 startups across Reg CF and Reg A+ (not sure what that means? Here is a comparison).

We don't run equity crowdfunding campaigns. We don't take a cut when startups raise money. What we do is analyze every metric, and rate every opportunity so you can make an investment decision with confidence instead of guesswork. Kingscrowd became the place investors go when they want real data instead of marketing hype:


Institutional-grade ratings
powered by analyst-built scoring algorithms
Real-time tracking
of raises, investor activity, and capital flows
Performance data
from SEC filings and platform APIs
AI-driven tools
for founder advisory, deal screening, and investment research

We don't just analyze deals - we invest in them.

Kingscrowd Capital (KC Capital) is our $2M+ fund that puts our money where our ratings are. We've deployed $928k+ across 65 investments to date, using our own algorithm to pick investments. We generate management fees (1%) and carry (10%) while aligning our data analysis with real capital commitments.

Traction



$2M+ in 2025 revenue booked
- from data subscriptions, advisory services, and institutional clients
Backed by serious investors
from Oyster.vc (invested in Republic, Vinovest), LFG Ventures, Global Millennial Capital, Mike Even (former CIO at Citibank), Alcove Management, DXA Invest, Red Bike Capital and more
7 strategic acquisitions
since launch (2 of them happened this year - Kingscrowd acquired Lustro and CrowdCheck)
The SEC uses our research
along with Harvard, Notre Dame, and USC
Expanded from consumer-only to three-pronged business
with consumer, institutional, and advisory tools
Portfolio Allocation
Investments



1,000+ paying users
across both retail and B2B segments
10,000+ startups in our database
with new ones added every day
15,000+ investor accounts
created on the platform
Tens of thousands of newsletter readers
with 60%+ open rates (most newsletters get 20%)
Law firms and broker-dealers
Law firms use us to understand platforms and broker-dealers use us to understand the market

**Gross revenue growth does not indicate profitability or guarantee future performance. Increased revenue may come with higher costs, and portfolio companies may never achieve a liquidity event.*


Built the first fund (KC Capital)
that only invests in crowdfunded deals based on data
$2.1M invested in our own fund
by 67 customers who trust our picks
65 startup investments made
through our venture fund with $928K+ deployed
KINGSCROWD
Investments
Add Investment

**Gross revenue growth does not indicate profitability or guarantee future performance. Increased revenue may come with higher costs, and portfolio companies may never achieve a liquidity event. Please review our booked revenue disclosure at the end of this page.*

How We Make Money

Kingscrowd is a data company. We service 3 different customer segments across 3 unique revenue streams, plus we operate our own investment pre-seed fund.


Our Revenue Streams
Consumer Revenue
Subscriptions: $15 per month for ratings and analytics platform
Sponsorships: $5K per month to sponsor our newsletter
Events: Unique investor-focused events, typically $5K each
KC Capital management fees: 1% management and 10% carry fees
Advisory Revenue
(Pay-per-use model for founders)
Form C basic: $3,500
Form C advanced: $10K
Form 1-A: $65K
Ongoing reporting: $25K-$35K
Form D basic: $5K
Form D advanced: $30K
Institutional Revenue
Data sales: Raw data downloads and API access
Pricing: $2.5K to $20K per year based on access levels
Clients: Universities, SEC, platforms, law firms, broker-dealers

Current Financial Performance

~$700,000
in 2024 booked sales

$2,500,000+
in 2025 booked sales

**Please review our booked revenue disclosure at the end of this page.*

Why our technology matters:

We've built systems that automatically track every dollar raised in equity crowdfunding by every startup, every day. Our rating system analyzes companies on the metrics that actually predict success. Our custom trained AI can write detailed research reports faster than human analysts. We have trained AI models on our comprehensive data sets of 10,000+ startups that can now power the creation of in-depth analyst reports in a fully automated way. These same AI models drive our pre-seed fund, which makes investments based purely on our algorithmic ratings.

Most importantly: we're one of the only companies doing this comprehensively. Everyone else focuses on different pieces of the puzzle. We see the whole picture.

Reviews

"KingsCrowd is one of the first 5 startups I've invested in. KingsCrowd is by far the most important tool for my startup investing."

"Paid for itself in less than 10 minutes."

"KingsCrowd has become my first stop for information before making a crowdfunding investment. The product is phenomenal, and just keeps getting better. Chris is a dream startup founder who has pulled together a strong, dedicated team, and also takes the time to get to know his customers and investors. Having invested in nearly 100 early stage companies, KingsCrowd is the real deal. Invest and become a customer if you are a startup investor."

"The total package shows that KingsCrowd is professionally run, is client centric and provides tremendous value."

"Data is king and KingsCrowd will soon become a king for online marketplace data."

**These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.*

Competition

Competition

	Price	Target Audience	Coverage	Revenue Focus
KINGSCROWD	$ (1 of 5) **$15/month consumer**, $2.5K-$20K institutional	Retail investors, Institutions, Founders	100% of crowdfunding deals, 6+ years historical data	Consumer subscriptions, institutional data sales, founder advisory
Bloomberg	$$$$$ $31,980+/ year	Professional traders, Institutions	Public markets focus	Institutional subscriptions
PitchBook	$$$$ (4 of 5) $24,000+/ year	VC/PE firms, Investment banks	Private markets, limited crowdfunding	Institutional subscriptions
crunchbase	$$ (2 of 5) $99/month consumer	Startups, Investors, Sales teams	Limited private market data, no crowdfunding focus	Consumer subscriptions, institutional data sales
CROWDFUND CAPITAL ADVISORS	$$$$$ Unknown	Policy makers, Researchers	Market coverage with data issues	Unknown
HUBTAS	$ (1 of 5) $15/month consumer	Retail investors	Limited scope for equity crowdfunding deals	Consumer subscriptions, institutional data sales

**Please note the companies in this graphic all operate within the larger industry and are not necessarily specific competitors to all of Kingscrowd business lines. We are providing this for informational purposes to understand the industry at large.*

Kingscrowd:

• Tracks near 100% of crowdfunding deals in real-time

• Has 7+ years of historical data

• Available to serve everyone from individual investors to major institutions

• Understands this market because we've been here for a long time

• Deploys capital to startups raising via equity crowdfunding ourselves

• Built one of the most trusted brands in the space

The barrier to entry is high. Building a platform like ours requires significant time and investment. We've developed a proprietary dataset, competitive positioning, and strong working knowledge of regulatory requirements through years of focused effort.

Use of Funds & What's Next

We've spent seven years building the hardest part: a comprehensive database that tracks every startup crowdfunding deal in real-time. The next step is to aim to be the platform retail investors use by default.

With our recent acquisitions integrated and 2025-2026 plans, this funding round will help us:


Hire more salespeople
to reach institutions, founders, and platform partners who need our data
Invest in R&D
to enhance our custom AI-trained tools for performance tracking and advisory
Scale our marketing engine
with a leading external agency to reach a broader investor base
Launch new membership tiers
including a premium "Pro" subscription
KINGSCROWD

**Please note our Use of Proceeds are subject to change based on our business needs. Please refer to our most recent SEC filings for more information.*

Upcoming Product Launches:


Upcoming Product Launches
November 2025
Founder IR portal launch
Founders will own their page on KC, create all updates, and share with investors. A complete historical record of all updates creates a data room for founders.
December 2025
Pro-tier of Kingscrowd launch
Platforms, marketing agencies, and other industry players get access to additional tools like our API, CSV downloads with founder LinkedIn access, and more market analytics tools.
January 2026
New themed fund product
A profitability-focused fund investing in high-growth, profitable businesses that score highly on the KC rating algorithm and trade at low revenue-multiple valuations.

Invest Today

Kingscrowd has built a proprietary data platform focused on the private capital markets, providing insights to investors and institutions. As adoption grows, we aim to expand our footprint within the broader private market ecosystem, which is estimated to reach $13 trillion in value over the next decade.


KINGSCROWD
Own a piece of the platform that's transforming how retail investors invest in startups.
Invest Today

ABOUT

HEADQUARTERS
101 Glen Lennox Drive
Chapel Hill, NC 27517

WEBSITE
View Site

Kingscrowd, a leading real-time database platform tracking startup crowdfunding deals across 100+ websites. Paying members include the SEC and tens of thousands of newsletter subscribers. The company has completed 7 acquisitions to expand product and data coverage and has booked $2.5M+ in 2025 sales* - a ~3X increase from last year.

TERMS

Kingscrowd

Overview

PRICE PER SHARE
$0.29

VALUATION
$28.8M

DEADLINE
May. 1, 2026 at 6:59 AM UTC

FUNDING GOAL
$10K - $4M

Breakdown

MIN INVESTMENT
$500.54

OFFERING TYPE
Equity

MAX INVESTMENT
$3,999,999

SHARES OFFERED
Class A Common Stock

MIN NUMBER OF SHARES OFFERED
34,482

MAX NUMBER OF SHARES OFFERED
13,793,100

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$8,189,467	$3,132,599
Cash & Cash Equivalents	$390,095	$146,477
Accounts Receivable	$355,895	$11,820
Short-Term Debt	$2,820,941	$1,523,068
Long-Term Debt	$2,797,423	$142,500
Revenue & Sales	$1,321,397	$608,431
Costs of Goods Sold	$3,917,150	$2,946,448
Taxes Paid	$0	$0
Net Income	-$2,772,556	-$2,382,859

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.

Investment Incentives and Bonuses*

Loyalty Bonus - As a valued previous supporter or newsletter subscriber of KingsCrowd, you qualify for 10% bonus shares.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive 5% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 10% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 12% bonus shares

Early Bird 4: Invest $25,000+ within the first 2 weeks and receive 13% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks and receive 15% bonus shares

Flash Perk 1: Invest $2,500+ between day 30-35 and receive 5% bonus shares

Flash Perk 2: Invest $2,500+ between day 55-60 and receive 5% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $500+ and receive 1 free month of Edge subscription for new subscribers

Tier 2 Perk: Invest $1,000+ and receive 3 free months of Edge subscription + 5% bonus shares.

Tier 3 Perk: Invest $5,000+ and receive 6 months free Edge subscription + 7% bonus shares.

Tier 4 Perk: Invest $10,000+ and receive 1 year free Edge subscription + 10% bonus shares.

Tier 5 Perk: Invest $25,000+ and receive 1 year Edge + 50% off minimum investment on KC Capital Fund + 12% bonus shares.

Tier 6 Perk: Invest $50,000+ and receive 2 year Edge subscription + 50% off on KC Capital fund investment minimum + 50% reduction in carry fees + 15% bonus shares.

**Edge Subscription: Kingscrowd Edge gives you exclusive access to our research, data, and tools to support your startup investing journey. Our Ratings, Analyst Reports, and Exits & Failures help you find, research, and track companies you're interested in.*

<u>The 10% StartEngine Venture Club Bonus</u>

KingsCrowd will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $0.29 / share, you will receive 110 shares of Class A Common Stock, meaning you'll own 110 shares for $29. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

Booked Sales Disclosure

**Booked sales includes all cash-based revenues and the full value of all contracts signed for in 2025 that are obligated to be paid for. However due to accrual based accounting and how our advisory contracts are accounted for several booked sales will first appear as deferred revenue, accounts receivables or as unrecognized revenue liabilities until contracts are complete. More details follow: Booked sales include subscription revenues (including annual and monthly), data sales (including annual and monthly licenses) and all advisory contracts that have been signed for. However, annual contracts for subs and data licenses are realized over 1 year meaning $150 for an annual contract sold in December will be realized as $12.50 in 2025 and the remaining will be realized in 2026. In accrual based accounting these items will be included on the balance sheet as deferred revenue, not as revenue in 2025. Additionally for advisory contracts such as our Form 1-A offering, clients will sign up typically at a rate of $65,000. However, they will only pay a portion upfront and the remaining amount at time of qualification, which can be 3-9 months later. Only first payments will be included in revenues with the remaining going into an unrecognized revenue category in the liabilities section of our balance sheet. Additionally, any payments we have invoiced to clients but have not yet received will be recognized as an asset on the balance sheet as an accounts receivable but not yet as revenue.*

Irregular Use of Proceeds
We will not incur any irregular use of proceeds.

ALL UPDATES

04.24.26

Investment Crowdfunding Week Just Wrapped.

Investment Crowdfunding Week 2026 | Raise the Bar
Kingscrowd

Watch on

A legendary VC opened the event, and 20 founders pitched over three days for a $5k prize towards their company's raise.

If you missed Tim Draper's keynote, here's the short version: he's had three "false starts" trying to bring crowdfunding to the public over the course of his career. He believes this is the structural shift private markets have needed for 90 years.

On what makes a founder worth backing, he told us, "The true entrepreneurs don't leave the sinking ship. They start bailing."

His advice to investors: "Diversify. Look for industries providing bad service at a high cost."


SOLSTEN FUNDING ROUND
Reversing heart and age-related decline
harmony
3 DAYS
The Phonetic Intelligence Company
We make industrial heat clean and affordable.
GRYPHON
ZenH2
20 STARTUPS
azure printed homes
Saving Time, Saving Lives

The 20 founder pitches were split across five groups: robotics, medtech, AI infrastructure, deep tech, and biopharma. Five advanced to the Championship Round.

The finalists were a robotics company building alternatives to hydraulic systems, a medtech company with 39 human implants completed, an AI data infrastructure play partnered with Nvidia, a biopharma company generating commercial revenue while working toward lab-grown human organs.

Frontier Bio took home the $5,000 prize, voted on by the Kingscrowd Capital team. According to CEO Eric Bennett, "Frontier Bio is unleashing the power of stem cells to build ethical alternatives to animal testing and help alleviate the organ transplant waitlist. With over $5.5M in cumulative sales and the backing of a Nobel Laureate, the incredible momentum of this campaign shows the crowd is ready to help us transform regenerative medicine."

Surge won the crowd vote at 42%. Surge is building the decentralized infrastructure network that will power autonomous systems, smart cities, and the AI economy.

Programming ran two tracks across the three days — one for investors, one for founders — with sessions on compliance, marketing, capital strategy, and the creator economy as an emerging asset class.

If you want to see what the next generation of private company investing actually looks like, ICW was the clearest picture we've put together yet.

[Watch the ICW 2026 Recap]


KINGSCROWD
I'm ready to invest

This Reg CF offering is made available through StartEngine Primary, LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

04.22.26

$1M+ in sales. Our best quarter ever.


KINGSCROWD
$1M+ in Sales

Q1 was our best quarter ever. 🎉

Kingscrowd booked over $1M in sales, up over 6X from the same period last year.* Until last year, we had never crossed $1M in sales in an entire year. We just did it in one quarter.

What's driving our growth?

We completed two acquisitions, Lustro and CrowdCheck in 2025 that we have fully integrated into Kingscrowd. Lustro became the foundation of our [investor relations portal,] giving founders a professional way to communicate with investors after a raise all via the Kingscrowd platform. CrowdCheck handles compliance and disclosure for issuers raising via Reg CF and Reg A. Together, they support many key aspects of a raise, including evaluating crowdfunding readiness, campaign preparation, post-raise investor communications, and ongoing reporting workflows.

We expanded our marketing team. Jason Rychter is a performance marketer who spent 8 years growing the Morningstar consumer subscription business line, which is what we are replicating for the digital private markets. Gary Dodds has 15+ years of B2B marketing experience designing lead-gen programs that convert. We also brought on Sarah Hardwick as a strategic advisor. Sarah previously led the ~$140M equity crowdfunding campaign at Aptera Motors and has advised on additional campaigns.

We launched two major products Kingscrowd Pro and the Kingscrowd Capital Profitability Fund. Kingscrowd Pro is a professional-grade membership built for platforms, agencies, and advisors who need deeper data access. The Kingscrowd Capital Profitability Fund is a venture fund focused on profitable private companies, leveraging our data platform to identify investment opportunities with differentiated financial profiles and potential for earlier liquidity compared to traditional venture investments

What's coming up in Q2

We're working on a new advisory product that will make crowdfunding more accessible to founders getting started with financial statement preparation. We plan to roll out a new membership tier built for power users of Kingscrowd, and revamp our portfolio tools, with the goal of helping investors track their holdings more effectively.

One thing we're excited about

We're exploring opportunities to launch a Kingscrowd presence in Europe and provide a centralized source of trusted EU market data.

Want to be a part of it? Join us!


KINGSCROWD
I'm ready to invest

**Past performance is not indicative of future results. Sales/bookings growth does not necessarily indicate profitability or cash flow.*

This Reg CF offering is made available through StartEngine Primary, LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

04.17.26

Better Data. Smarter Decisions.

Private market investing can leave you feeling in the dark. You put money into a company, and then you wait. What happened after? What is it worth now? Until recently, there was no easy way to know.

StartEngine just changed that.

The StartEngine dashboard now shows percentage change data for your direct company investments, powered by Kingscrowd. The figure reflects where the company priced its most recent Reg CF or Reg A offering, compared to what you paid.


Company Fundraising Price History (KingsCrowd)
Compares your effective purchase price per share to issuer-set Reg. CF and Reg. A offering prices for the same security. For informational purposes only. Not a valuation of your investment, a price established by active trading, or an indication that liquidity is available.
Most Recent Company Fundraising Price per Share (KingsCrowd)
$1.60
+974.26%
Any displayed % change reflects KingsCrowd data based on the price set by the company in its most recent Reg. CF or Reg. A fundraising and is compared to your effective purchase price per share.
Updated Feb 17
Company fundraising price per share (USD)
$3
$2
$1
$1
$0
Mar 11, 2019
Feb 17, 2021
Apr 29, 2021
Apr 24, 2023
Feb 19, 2024
Mar 3, 2024
May 2, 2024
Feb 17, 2026
Offering pricing (KingsCrowd)
Your purchase price (per share)
Closing Dates of Most Recent Company Fundraising

"Our investors deserve to understand what's happening with their portfolio, and that starts with better data," said Howard Marks, Co-Founder & CEO of StartEngine. "By integrating with Kingscrowd, we're giving our users a more informed investing experience, powered by one of the most comprehensive datasets in our industry."


start engine
Start Investing
Pre-IPO Deals
Learn
Earn Bonus Shares
For Founders
PORTFOLIO
BANKING
WATCHLIST
$54,836.28
Deposit
Invest.
$54,835.99
Cash
$0.29
Polymarket
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Invest Now
VENTURE CLUB
Earn 10% Bonus Shares
Join Today
Learn More
TRANSACTIONS IN PROGRESS
See All 3 Transactions In Progress
INVESTMENTS
Companies
Direct
ACCOUNT HISTORY
Past Transactions
Monthly Statements
Tax Documents
StartEngine Crowdfunding, Inc. (STGC)
104,416 Shares
+974.26%
$15,820.41
Cost Basis

According to Chris Lustrino, Founder & CEO of Kingscrowd: "We are committed to creating the most comprehensive database of updates regarding the 10,600+ companies that have raised via Reg CF and Reg A over the past decade. We've tracked over 680 exits and failures to date, and hundreds more follow-on funding rounds and valuation updates.

In 2026, we are doubling down on tracking company performance over time to better empower investors with the information they need on their portfolios. Disseminating this data at scale across the market is integral, and that's what our partnership with StartEngine is focused on."

StartEngine is one of several API customers for Kingscrowd, alongside platforms like Deal Digger. Investing in Kingscrowd means owning a piece of the infrastructure the private market runs on.


KINGSCROWD
I'm ready to invest

KingsCrowd and StartEngine have entered into a commercial relationship involving certain technology integrations unrelated to Kingscrowd's offering. This relationship is limited to product and data integrations and does not constitute an endorsement, recommendation, or approval by StartEngine of KingsCrowd or its securities offering.

Any references to StartEngine, its platform, or its services in this communication are for informational purposes only. This technology integration partnership does not constitute an endorsement of the offering or signify that StartEngine or its affiliates have evaluated the merits of this offering. Investors should conduct their own due diligence and carefully review all offering materials before making an investment decision.

This Reg CF offering is made available through StartEngine Primary, LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

03.31.26

He Invested in Kingscrowd Before He Worked Here


KINGSCROWD
He invested first.
Now he's CTO.
Brian Belley
CTO, Kingscrowd
Investor Since 2018

In early 2018, Chris Lustrino was running the first Kingscrowd raise. He jokes that most of the early investors were his parents, siblings, childhood friends, and one stranger who found the company on Netcapital and just believed in it.*

That stranger was Brian Belley.

Brian had spent years looking for ways to invest outside the public markets. Peer-to-peer loans, real estate crowdfunding, anything that let him put money somewhere other than a stock market that experienced significant public market volatility during the 2008 financial crisis.

When he discovered equity crowdfunding while traveling the world on sabbatical with his wife, he became an active participant in equity crowdfunding. He's made around 240 investments since. He also built Crowdwise, an educational site and portfolio tracker, because he felt there was limited standardized information and few consistent frameworks to compare offerings, as well as difficulty assessing valuation and comparing terms across offerings.

Chris reached out after Brian invested. They kept talking. A few years later, Kingscrowd acquired Crowdwise, Brian came on to run product, and recently was promoted to CTO!

The team building Kingscrowd includes individuals with firsthand experience investing in a large portfolio of private companies. Brian, for example, has managed a portfolio of over 240 investments and has encountered common challenges such as tax complexity, limited company updates, and difficulty assessing valuations when financial information is infrequent or outdated.

That experience became the product. The Kingscrowd Brian always wanted to log into. One place to view many of your portfolio companies, and try and get a clearer picture of what your portfolio might be worth.


KINGSCROWD
I'm ready to invest

This Reg CF offering is made available through StartEngine Primary, LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

**Any investment described herein was made at an earlier stage and at a different valuation, and should not be construed as indicative of the terms, pricing, or outcomes available to current or future investors.*

03.26.26

Why Morgan Stanley Is Getting Into Alts


KINGSCROWD
WALL STREET IS PAYING ATTENTION.
“Companies stay private for longer and investors seek diversification.”
— Jed Finn, Head of Morgan Stanley Wealth Management
SOURCE: MORGAN STANLEY PRESS RELEASE, JAN 2026

When Morgan Stanley acquired EquityZen and Charles Schwab acquired Forge, Chris Lustrino wasn't surprised. He'd been expecting this for a decade.

Atish Davda of EquityZen was one of the first guests on his podcast back in 2016, when almost nobody was talking about alt investing. Andrea Walne of Forge served on our advisory board for years. While Wall Street was still figuring out what equity crowdfunding was, Kingscrowd investors were already in the market.

It makes sense. Stripe and SpaceX are names a wealth management client already recognizes. Late-stage private equity is a product Wall Street knows how to sell.

But that's the easy part. The question smart investors are asking is how to get in before a company is already worth billions. The demand is there. Jed Finn, Head of Morgan Stanley Wealth Management, said it plainly: “Companies stay private for longer and investors seek diversification.”

When Morgan Stanley and Charles Schwab move into early-stage markets, they're going to need independent analysis covering more than 11,000 raises.

Not long ago, this market was niche. Now Morgan Stanley is at the door.

Have questions about investing? Book a call with our founder: https://calendly.com/chris-kc/30min


KINGSCROWD
I'm ready to invest

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Powered by Froala Editor

03.23.26

Tim Draper Keynotes Investment Crowdfunding Week


KINGSCROWD
Keynote with Tim Draper:
Tim Draper has backed some of the biggest names in tech. Now he's sharing what he looks for in the next generation of founders – live at ICW 2026.
DAY 1 APRIL 13TH | 1:30 PM ET
Tim Draper
Managing Partner, Draper Associates

Tim Draper is keynoting Investment Crowdfunding Week 2026.

An investor in Skype, Tesla, and Hotmail, Draper has spent his career getting ahead of structural shifts in finance. A fourth-generation venture capitalist, he was also an early supporter of platforms like AngelList and Indiegogo that helped broaden access to private deals.

The theme of Investment Crowdfunding Week is Raise the Bar. Twenty hand-selected companies will pitch live across April 13–15, each vetted and rated by Kingscrowd. Many of these raises will close by the end of April.

After each pitch session, the audience votes. The top company from each session advances to a Championship Pitch Round on Wednesday, April 15, where the winner receives $5,000.

Two tracks run across the three days, one for investors and one for founders. Hear from experts on how to evaluate deals with conviction, run a raise that actually closes, and what it will take for this market to reach its full potential.

Last year, 300,000 everyday investors backed 1,400 companies through equity crowdfunding. More people are entering every month, and many are looking for a trusted source to help them navigate it. ICW is Kingscrowd's annual event for that audience.

Full lineup coming soon.

Register Free for ICW


KINGSCROWD
I'm ready to invest

This Reg CF offering is made available through StartEngine Primary, LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

03.19.26

The 7-Second Rule for Spotting a Startup

The 7-Second Rule for Spotting a Successful Startup
Kingscrowd

Watch on

Léa Bouhelier-Gautreau started as an anthropology student doing fieldwork in Malawi. She found her way to Silicon Valley and joined Kingscrowd, where she's reviewed over 2,000 early-stage deals with a focus on climate tech.

Behind every rating is an analyst like Léa.

In the video above, she walks through how she evaluates a company.

On reading a raise page:

"How much time and effort did the company actually put into building their raise page? That tells me how serious they are about raising money. And if they are serious about raising money, hopefully they are serious about building their product and the company."

On messaging:

"If as an investor, I cannot understand what the company is about quickly, then this is a big problem. How can the company actually sell their products?"

On traction:

"It's not that every good company is making $10 million. It's whether the good companies can just be at the right place and execute fast enough at the stage that they are at. So this is very important for me to see that a company can actually demonstrate their progress when they're raising money."

Want to learn more? [Book a call with Léa] or connect with her on [LinkedIn].


KINGSCROWD
I'm ready to invest

This Reg CF offering is made available through StartEngine Primary, LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Analyst opinions are based on their experience and do not predict investment outcomes.

03.12.26

$300K Raised. Here’s How We Earned It.


KINGSCROWD
$300K+ Raised
Thanks to our investors

"Kingscrowd is in a league of their own. Although I'm a seasoned startup investor, I rely on Kingscrowd to provide information I can't find anywhere else." — Niki M., Kingscrowd Customer

Niki has seen enough of this market to be skeptical. She also knows how hard it is to invest intelligently without consistent, independent data.

Private market investing is inherently risky. The advantage comes from understanding risk with better data and context.

Companies rated highly by Kingscrowd have shown 25% higher unrealized returns than the market average. That's what seven years of data and 10,000+ raises tracked looks like in practice.

The 130+ investors already in this round looked at that record and recognized the value of independent, rigorous private market data. They backed Kingscrowd because they believe this market needs better infrastructure.

Our round is open until April 30.

Have questions about investing? Book a call with our founder: https://calendly.com/chris-kc/30min


KINGSCROWD
I'm ready to invest

Testimonial by a Kingscrowd customer. This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success. No cash or non-cash compensation was provided for this testimonial.

This Reg CF offering is made available through StartEngine Primary, LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

03.10.26

Notice of Material Change in Offering

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Kingscrowd offering. Here's an excerpt describing the specifics of the change:

Adding CTO and Extending Campaign End Date

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

03.10.26

The Missing Standard in Private Markets

Thousands of startup deals go live every year across dozens of platforms. The deals have always been out there. We believe Kingscrowd offers a unique and consistent way to evaluate them.

Every platform presents company information differently. Financials formatted their own way. Traction metrics that mean different things depending on where you look. Startup valuations can vary widely across platforms and methodologies, so a valuation that appears reasonable in one context may look higher when assessed using other methods. Without a common standard, every investment decision starts from scratch.

Kingscrowd aims to rate every deal using a consistent framework, regardless of platform, stage, or sector. We update our ratings periodically, incorporating outcome data from various sources to refine our algorithm. We strive to evaluate both pre-revenue seed rounds and companies with years of audited financials using our comprehensive analytical framework.

That consistency is what makes comparison possible. And comparison is what separates informed decisions from informed-sounding ones.

Have questions about investing? Book a call with our founder: https://calendly.com/chris-kc/30min

This Reg CF offering is made available through StartEngine Primary, LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Show More Updates

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign reward.

10% **Stack Venture Club & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Venture Club
Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$500
Tier 1 Perk
Invest $500+ and receive 1 free month of Edge subscription for new subscribers
Select

$1,000
Tier 2 Perk
Invest $1,000+ and receive 3 free months of Edge subscription + 5% bonus shares
Select

$5,000
Tier 3 Perk
Invest $5,000+ and receive 6 months free Edge subscription + 7% bonus shares
Select

$10,000
Tier 4 Perk
Invest $10,000+ and receive 1 year free Edge subscription + 10% bonus shares
Select

$25,000
Tier 5 Perk
Invest $25,000+ and receive 1 year Edge + 50% off minimum investment on KC Capital Fund + 12% bonus shares
Select

$50,000

Tier 6 Perk

Invest $50,000+ and receive 2 year Edge subscription + 50% off on KC Capital fund investment minimum + 50% reduction in carry fees + 15% bonus shares

Select

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

Michael Cherry
11 days ago

I invested in Kingscrowd's offering in 2022 from Republic. I had DRS shares registered in Computershare. These shares are now missing. Where are these located?

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Totao Yigo
3 months ago

I'm looking to invest in KingsCrowd and had a couple of questions—sorry if this has already been covered.
Are KingsCrowd and the KingsCrowd Capital Fund the same company?
Also, there's a perk that says:
Invest $500+ and receive one free month of an Edge subscription for new subscribers.
What exactly is the Edge subscription?

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Abdulaziz Emadi
3 months ago

Hi,

I'm considering investing in KingsCrowd and would appreciate clarity on a few points:

-Where does the core value primarily sit today (data, technology, brand, or distribution), and how defensible is it?

-What are the main revenue drivers over the next 2–3 years?

-What is the path to profitability and current cash runway?

Thank you.

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David Klecker
3 months ago

Do you see any conflict of interest raising money on StartEngine? The same platform that references Kingscrowd data to show StartEngine's leaderboard status and sometimes quoted in press releases? I'm not questioning the data, but how other platforms may perceive this relationship?

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Yaakov Hersh
4 months ago

what does a successful end game look like
how long
are there any company buy back rites on the shares being purchased
does the early bird only work for previous kingscrowd investors?
tried investing and it went straight to amount based perks
thanks

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Jarod Rudisill
4 months ago

Hello, I invested in Lustro on WeFunder and was told shares would be converted to Kingscrowd after the acquisition. I have received no word since the initial announcement and would like some clarity on if the shares have been converted to Kingscrowd and at what valuation.

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Alan Pence
4 months ago

I could wish you were on an honest sales board instead of Start Engine. They had intentions of going public until Mr. Rip off Shark got involved. Now it's for the Rich and screw the small investor. I will have to think about this investment but am pretty sure it will be a NO F king way

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Tom Wright
4 months ago

This is FANTASTIC! I'm glad I invested in your first round, and even more glad to invest in THIS ROUND, too. Love it!!

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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

SIGN UP → SUBMIT ORDER → FUNDS IN TRANSIT → FUNDS RECEIVED → FUNDS INVESTED

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FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

How to open a Self-Directed IRA on StartEngine?

StartEngine makes it easy to invest using your retirement funds. You can open a self-directed IRA account through StartEngine. To get started, simply visit **our IRA page** for more information and step-by-step instructions.

Already have a self-directed IRA with another provider? You can still invest on StartEngine, but please note that the process will be manual and may take longer to complete.

When will I receive my shares?

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, learn about Regulation Crowdfunding, and for Regulation A+, learn about Regulation A+.

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Important Message
IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors
Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

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StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Bloomberg, Standard & Poor's, and Morningstar built empires on public market data, providing institutional investors with the information they need to make major investment decisions. The combined market cap of S&P and Morningstar alone is over $170 billion. There's one area in today's financial world that is significantly underserved: the private markets. This market is estimated to be several times larger than the public markets that they track. The private markets include startups, real estate, private credit, collectibles, and other alternative investments. Investing in these assets has historically happened through handshakes and private boardrooms, but now they are coming online where anyone can invest.

Kings Crowd has built the data layer to track these investments. Chris Lestrino launched Kings Crowd seven years ago with the goal of providing data-driven insights for private markets, similar to what Bloomberg provides for public markets. They have built one of the most comprehensive databases focused on equity crowdfunding raises. With their proprietary data layer, Kings Crowd OS, they automatically track more than 10,000 crowdfunding deals across more than 100 platforms in real time. That data powers their three main revenue streams: Research and analysis for consumers. Raw data and API interfaces for investment platforms. A full suite of founder advisory services where they help founders structure their deals and navigate new capital raising waters. As of mid-2025, they are experiencing growth over 2024 levels through both organic and inorganic initiatives. To date, they have acquired seven competitors, including two major acquisitions this year, one of which was Crowche, further cementing their position as a leader in founder advisory services.

Their clients include government agencies and major universities such as Harvard, USC, and Notre Dame, who have used their data for market research. Several crowdfunding platforms have also cited Kings Crowd in their materials. The speaker believes that building another database like theirs would be incredibly difficult to reproduce. They strive to make Kings Crowd a reliable source of data in the industry, which they believe positions them well as demand for quality data continues to grow. They have previously raised more than $7 million from 4,000 investors. They believe they have achieved product-market fit and plan to use the capital from the current raise to scale what is working by: Investing in their salesforce. Expanding on their marketing efforts. Launching a premium tier for their super users. Building new AI-powered tools to meet more user needs. The speaker truly believes that in 10 years, people will open up their Fidelity or Robinhood accounts and see startup investments right next to the likes of Apple and Google stock. Kings Crowd ratings will be next to every one of those deals, just like people see Morningstar ratings today. Institutional investors have had their advantages for decades, and now it is the viewer's turn to invest in Kings Crowd.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:23 PM 12/29/2020
FILED 04:23 PM 12/29/2020
SR 20208785839 - File Number 6662790

CERTIFICATE OF INCORPORATION
OF
KINGSCROWD, INC.
a Delaware corporation

ARTICLE 1

NAME

The name of this corporation is KingsCrowd, Inc. (the "**Corporation**").

ARTICLE 2

REGISTERED OFFICE

The address of the Corporation's registered office in the State of Delaware is 16192 Coastal Highway in the City of Lewis, County of Sussex, zip code 19958. The name of the registered agent at such address upon whom process against this corporation may be served is Harvard Business Services.

ARTICLE 3

PURPOSE

The purpose of this Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of Delaware (the "**DGCL**") as the same exists or may hereafter be amended.

ARTICLE 4

CAPITAL STOCK

4.1. Authorized Shares. The Corporation is authorized to issue fifty-one million (51,000,000) shares of Class A Common Stock, par value $0.0001 per share (the "**Class A Common Stock**"), and fifteen million (15,000,000) shares of Class B Common Stock, par value $0.0001 per share (the "**Class B Common Stock**", and together with the Class A Common Stock, the "**Common Stock**"). The number of authorized shares of any class or classes of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding shares of Common Stock of the Corporation, voting together as a single class.

4.2. Common Stock. A statement of the designations of each class of Common Stock and the powers, preferences and rights and qualifications, limitations or restrictions thereof is as follows:

(a) Voting Rights.

(i) Except as otherwise provided herein or by applicable law, the holders of shares of Class A Common Stock and Class B Common Stock shall at all times vote together as one class on all matters (including the election of directors) submitted to a vote or for the consent of the stockholders of the Corporation.

(ii) Each holder of shares of Class A Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

(iii) Each holder of shares of Class B Common Stock shall be entitled to ten (10) votes for each share of Class B Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

(b) Dividends. The holders of Class A Common Stock and the holders of Class B Common Stock shall be entitled to share equally, on a per share basis, in such dividends and other distributions of cash, property or shares of stock of the Corporation as may be declared by the Board of Directors from time to time with respect to the Common Stock out of assets or funds of the Corporation legally available therefor; provided, however, that in the event that such dividend is paid in the form of shares of Common Stock or rights to acquire Common Stock, the holders of Class A Common Stock shall receive Class A Common Stock or rights to acquire Class A Common Stock, as the case may be, and the holders of Class B Common Stock shall receive Class B Common Stock or rights to acquire Class B Common Stock, as the case may be.

(c) Liquidation. In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Corporation, the holders of Class A Common Stock and the holders of Class B Common Stock shall be entitled to share equally, on a per share basis, all assets of the Corporation of whatever kind available for distribution to the holders of Common Stock.

(d) Subdivision or Combinations. If the Corporation in any manner subdivides or combines the outstanding shares of one class of Common Stock, the outstanding shares of the other class of Common Stock will be subdivided or combined in the same manner.

(e) Equal Status. Except as expressly provided in this Article 4, Class A Common Stock and Class B Common Stock shall have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters. Without limiting the generality of the foregoing, (i) in the event of a merger, consolidation or other business combination requiring the approval of the holders of the Corporation's capital stock entitled to vote thereon (whether or not the Corporation is the surviving entity), the holders of the Class A Common Stock shall have the right to receive, or the right to elect to receive, the same form of consideration, if any, as the holders of the Class B Common Stock and the holders of the Class A Common Stock shall have the right to receive, or the right to elect to receive, at least the same amount of consideration, if any, on a per share basis as the holders of the Class B Common Stock, and (ii) in the event of (x) any tender or exchange offer to acquire any shares of Common Stock by any third party pursuant to an agreement to which the Corporation is a party or (y) any tender or exchange offer by the Corporation to acquire any shares of Common Stock, pursuant to the terms of the applicable tender or exchange offer, the holders of the Class A Common Stock shall have the right to receive, or the right to elect to receive, the same form of consideration as the holders of the Class B Common Stock and the holders of the Class A Common Stock shall have the right to receive, or the right to elect to receive, at least the same amount of consideration on a per share basis as the holders of the Class B Common Stock.

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "KINGSCROWD, INC.", FILED IN THIS OFFICE ON THE FIRST DAY OF MAY, A.D. 2023, AT 8:54 O`CLOCK A.M.

Jeffrey W. Bullock, Secretary of State

6662790 8100
SR# 20244516893

Authentication: 205156054
Date: 12-17-24

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION OF KINGSCROWD, INC.

KingsCrowd, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "**Corporation**"), hereby certifies as follows:

1. This Certificate of Amendment (the "**Certificate of Amendment**") amends the provisions of the Corporation's Certificate of Incorporation filed with the Secretary of State on December 29, 2020 (the "**Certificate of Incorporation**").

2. Section 4.1 of the Certificate of Incorporation is hereby amended and restated in its entirety as follows:

> 4.1. Authorized Shares. The Corporation is authorized to issue one hundred fifty million (150,000,000) shares of Class A Common Stock, par value $0.0001 per share (the "Class A Common Stock"), and fifteen million (15,000,000) shares of Class B Common Stock, par value $0.0001 per share (the "Class B Common Stock", and together with the Class A Common Stock, the "Common Stock"). The number of authorized shares of any class or classes of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding shares of Common Stock of the Corporation, voting together as a single class.

3. This amendment was duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

4. All other provisions of the Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by Christopher Lustrino, its President, this 19th day of April, 2023.

DocuSigned by:
By: Chris Lustrino
81498356CA20444...

Christopher Lustrino
President

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:54 AM 05/01/2023
FILED 08:54 AM 05/01/2023
SR 20231717304 - File Number 6662790

(f) Conversion.

(i) Each share of Class B Common Stock shall be convertible into one (1) fully paid and nonassessable share of Class A Common Stock at the option of the holder thereof at any time upon written notice to the transfer agent of the Corporation.

(ii) Each share of Class B Common Stock shall automatically, without any further action on the part of the holder, convert into one (1) fully paid and nonassessable share of Class A Common Stock upon the consummation by the Corporation of an underwritten public offering of the Corporation's securities from which the Corporation receives gross proceeds in excess of $10,000,000.

(g) Transfers of Common Stock.

(i) A Transfer (as defined below) of shares of Class B Common Stock shall not cause the conversion of said shares into Class A Common Stock or otherwise change the character of the shares of Class B Common Stock Transferred.

(ii) For purposes of this Certificate of Incorporation, the following terms have the meanings ascribed to them in this Section 4.2(g)(ii):

(A) "**Transfer**" means and includes any sale, transfer, assignment, gift, donation, or other disposition of such shares of Class B Common Stock or any interest therein, either voluntarily or involuntarily, by operation of law or otherwise, or the entry into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment or similar disposition of, any shares of Class B Common Stock owned by a Person or any interest (including a beneficial interest) in any shares of Class B Common Stock owned by a Person, other than an Involuntary Transfer of such shares of Class B Common Stock.

(B) "**Involuntary Transfer**" means any Transfer of shares of Class B Common Stock upon any bankruptcy, assignment for the benefit of creditors, judicial order, legal process, divorce, execution, attachment, enforcement of a pledge or other encumbrance, or otherwise than by a voluntary decision on the part of the holder of the shares of Class B Common Stock to Transfer such securities.

(h) Reservation of Stock. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of Class B Common Stock, such number of its shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.

ARTICLE 5

BOARD OF DIRECTORS

5.1. The management of the business and the conduct of the affairs of the Corporation shall be vested in its Board of Directors of the Corporation (the "**Board**"). In addition to the powers and authority expressly conferred upon the Board by statute or by this Certificate of

Incorporation or the Bylaws of the Corporation, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation.

5.2. Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

5.3. No stockholder will be permitted to cumulate votes at any election of directors.

5.4. In furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to adopt, alter, amend or repeal the Bylaws of the Corporation. The affirmative vote of at least a majority of the Board of Directors then in office shall be required in order for the Board to adopt, amend, alter or repeal the Corporation's Bylaws. The Corporation's Bylaws may also be adopted, amended, altered or repealed by the stockholders of the Corporation. No Bylaw hereafter legally adopted, amended, altered or repealed shall invalidate any prior act of the directors or officers of the Corporation that would have been valid if such Bylaw had not been adopted, amended, altered or repealed.

ARTICLE 6

CORPORATE EXISTENCE

The Corporation is to have perpetual existence.

ARTICLE 7

LIMITATION OF LIABILITY AND INDEMNIFICATION

7.1. Limitation of Personal Liability. To the fullest extent permitted by the DGCL as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director. If the DGCL or other law of the State of Delaware is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL or other law of the State of Delaware, as so amended. Neither any amendment nor repeal of this Section A, nor the adoption of any provision of this Corporation's Certificate of Incorporation inconsistent with this Section A, shall eliminate or reduce the effect of this Section A, in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Section A, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

7.2. Indemnification and Advancement of Expenses. The Corporation shall indemnify its directors and officers to the fullest extent authorized or permitted by the DGCL, as now or hereafter in effect, and such right to indemnification shall continue as to a person who has ceased to be a director or officer of the Corporation and shall inure to the benefit of such person's heirs, executors and personal and legal representatives. A director's or officer's right to indemnification conferred by this Section 7.2 shall include the right to be paid by the Corporation the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition, provided that such director or officer presents to the Corporation a written undertaking to repay such amount if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the Corporation under this Article 7 or otherwise. Notwithstanding the foregoing, except for proceedings to enforce any director's or officer's rights to indemnification or rights to advancement of expenses, the Corporation shall not be obligated to indemnify any director or officer, or advance expenses of any director or officer, (or such director's or officer's heirs, executors or personal or legal representatives) in connection with any proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized by the Board.

7.3. Non-Exclusivity of Rights. The rights to indemnification and advancement of expenses conferred in Section 7.2 shall neither be exclusive of, nor be deemed in limitation of, any rights to which any person may otherwise be or become entitled or permitted under this Certificate of Incorporation, the Bylaws, any statute, agreement, vote of stockholders or disinterested directors or otherwise.

7.4. Insurance. To the fullest extent authorized or permitted by the DGCL, the Corporation may purchase and maintain insurance on behalf of any current or former director or officer of the Corporation against any liability asserted against such person, whether or not the Corporation would have the power to indemnify such person against such liability under the provisions of this Article 7 or otherwise.

7.5. Persons Other Than Directors and Officers. This Article 7 shall not limit the right of the Corporation, to the extent and in the manner permitted by law, to indemnify and to advance expenses to, or to purchase and maintain insurance on behalf of, persons other than those persons described in the first sentence of Section 7.2 or to advance expenses to persons other than directors or officers of the Corporation.

7.6. Effect of Modifications. Any amendment, repeal or modification of any provision contained in this Article 7 shall, unless otherwise required by law, be prospective only (except to the extent such amendment or change in law permits the Corporation to further limit or eliminate the liability of directors or officers) and shall not adversely affect any right or protection of any current or former director or officer of the Corporation existing at the time of such amendment, repeal or modification with respect to any acts or omissions occurring prior to such amendment, repeal or modification.

ARTICLE 8

AMENDMENT OF CERTIFICATE OF INCORPORATION

The Corporation reserves the right to amend, alter change or repealed any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed by the laws of the State of Delaware, and all rights conferred upon the stockholders herein are granted subject to this reservation.

ARTICLE 9

BUSINESS COMBINATIONS WITH INTERESTED STOCKHOLDERS.

The Corporation expressly elects not to be governed by Section 203 of the DGCL.

ARTICLE 10

CORPORATE OPPORTUNITIES

The Corporation renounces to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An **"Excluded Opportunity"** is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons delineated in (i) and (ii) are **"Covered Persons"**), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation. Any repeal or modification of this Article 10 will only be prospective and will not affect the rights under this Article 10 in effect at the time of the alleged occurrence of any actions or omission to act giving rise to liability.

To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in any shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article 10.

ARTICLE 11

INCORPORATOR

The name and mailing address of the incorporator are as follows:

William P. Ruffa
147 Green Peak Orchard N
East Dorset, VT 05253

I, The Undersigned, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this 28th day of December, 2020.

By: ______________________

William P. Ruffa, Incorporator